Blue Spa Incorporated
26/F Building A, Times Plaza
20 Zongfu Road
Chengdu 610016, China

VIA EDGAR

December 15, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing and Construction
100 F Street, N.E.
Washington, DC
20549-4631

Attention:  Edward M. Kelly

Dear Mr. Kelly:

Re:	Blue Spa Incorporated (the “Company”)
Registration Statement on Form S-1
Filed September 13, 2010
File No. 333-169331

Further to your comment letter dated October 5, 2010, enclosed for filing are copies each of the following documents:

1.	Form S-1/A – 1st Amendment (in triplicate);
2.	redlined Form S-1/A (in triplicate);
3.	this comment letter (in duplicate).

Also, I confirm that these documents have been filed via EDGAR.

The following are the responses to those comments.  For convenience, the number of each response refers to the number of the comment in your letter.

General

1.
The Company is not a blank check corporation.  Section 7(b)(3) of the Securities Act of 1933, as amended (the “Act”) defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.

Corresp - 1

The Company has a specific plan and purpose.  Its business purpose is the development, production, wholesale distribution, and retail sales of quality natural skin and body care products, fitness apparel, and related accessories.  Its specific plan is the same.  In fact in Securities Act Release No. 6932, which adopted rules relating to blank check offerings, the Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to offerings by small businesses ... where a detailed plan of business is developed....  Likewise, start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.”  If start-up companies were subject to Rule 419, all start-up businesses would be considered blank check companies.

Further, the Company has not indicated in any manner whatsoever, that it plans to merge with an unidentified company or companies.  Its plan, again, is the development, production, wholesale distribution, and retail sales of quality natural skin and body care products, fitness apparel, and related accessories.

Accordingly, the Company is not a blank check corporation as defined in section 7(b)(3) of the Act and is not subject to the provisions or Rule 419 of the Act.

2.	Mr. Law Yau Yau has not acted as a promoter nor held a controlling interest in any other company.

3.
The Company disagrees with your analysis that the offering being made by the selling shareholders may be a primary offering.  The Company has conducted its own analysis of the facts and believes that the offering is a secondary offering and is allowed under Rule 415(a)(1)(i) for the following reasons:

A.	Each of the shareholders subscribed for and received their shares by way of private placement. The shareholders have been the beneficial owner of their shares since January 29, 2010.
B.	Each shareholder is a co-worker of Law Yau Yau.
C.	None of the selling shareholders have had any material relationship with the Company and all shareholders are non-affiliates of the Company.
D.	Each shareholder is the beneficial owner of only 1.43% of the Company’s issued and outstanding shares.
E.
The Company received an aggregate $15,000 from the shareholders in the private placement for the shares with an offering price of $0.005 per share.  The shareholders will be selling their shares at a price of $0.10 per share.  Currently, there is no market for the Company’s shares and the Company wanted to give the shareholders the ability to sell their shares for a price greater to the price they paid for their shares.  If the Company’s shares are quoted for trading on the OTC Bulletin Board, the price of the shares will then be established by the market.

F.	No proceeds have been returned or will be returned to the shareholders.
G.	None of the shareholders are in the business of buying or selling securities.
H.	None of the shareholders are acting as a conduit for the Company.

Corresp - 2

4.
The requested revisions have been made to the disclosure regarding the Company’s status as a shell company.  See the outside front cover page of the prospectus on page 3 of both the Form S-1/A and the EDGAR file, “Prospectus Summary” on page 5, “Description of Business” on page 16, “Rule 144 Shares) on page 25, and the “General” heading under “Management’s Discussion and Analysis of Financial Condition” on page 51.

5.	The Company has not relied on any market analyses. As requested, enclosed are copies of sources that the Company reviewed for the disclosure of statistics.

Front Cover Page of the Registration Statement

6.	The Rule 415 box has been checked. See the front cover page of the registration statement on page 1 of both the Form S-1/A and the EDGAR file.

Outside Front Cover Page of the Prospectus

7.
The requested revisions have been made.  See outside front cover page of the prospectus on page 3 of both the Form S-1/A and the EDGAR file, “Prospectus Summary” on page 5, “Description of Business” on page 16, the “General” heading under “Management’s Discussion and Analysis of Financial Condition” on page 51.

8.	The clarification has been added to the disclosure. See outside front cover page of the prospectus on page 3 of both the Form S-1/A and the EDGAR file.

The Offering, page 5

9.	The disclosure has been reconciled. The Company confirms that the offering price is $0.10 per share. See “Prospectus Summary” on page 5 of both the Form S-1/A and the EDGAR file.

Risk Factors, page 7

10.	The statements have been deleted as requested. See “Risk Factors” on page 7 of both the Form S-1/A and the EDGAR file.

2.  Because Blue Spa has only recently commenced business operations… page 6

11.	A brief explanation of the Company’s first three phases of its plan of operation has been added. See “Risk Factor #2” on page 7 of both the Form S-1/A and the EDGAR file.

Corresp - 3

6.  As Blue Spa outsources the manufacturing of its products…. Page 8:  7.  Third party distributors will deliver Blue Spa’s products…. Page 8:  9.  Blue Spa will rely on third-party suppliers to provide raw materials for Blue Spa’s products…. Page 8

12.
The required disclosure has been added.  The Company confirms that is has not entered into any agreement with independent manufacturers, third party distributors, or third party suppliers.  See “Rick Factor #7” and “Risk Factor #9” on page 8 of both the Form S-1/A and the EDGAR file.

Risks associated with Blue Spa, page 9

13.	The required disclosure has been added. See “Rick Factor #13” on page 9 of both the Form S-1/A and the EDGAR file.

13.  Since Blue Spa’s management lacks any formal training or experience…. Page 9

14.	The requested revisions have been made. See “Risk Factor #14” on page 9 and “Risk Factor #15” on page 10 of both the Form S-1/A and the EDGAR file.

14.  Blue Spa’s principal shareholder owns a significant percentage of Blue Spa’s shares of common stock…. Page 9

15.	The requested information has been added. See “Risk Factor #17” on page 10 of both the Form S-1/A and the EDGAR file.

Selling shareholders, page 11

16.	The requested disclosure has been added. See “Selling Shareholders” on page 12 of both the Form S-1/A and the EDGAR file.

Plan of Distribution, page 12

17.	The requested revision has been made. See “Plan of Distribution” on page 13 of both the Form S-1/A and the EDGAR file.

18.	The requested disclosure has been added. See “Plan of Distribution – Non-Affiliate Shares Owned by Selling Shareholders” on page 13 of both the Form S-1/A and the EDGAR file.

19.
The requested disclosure is already present in the Form S-1.  Please see the seventh paragraph under “Plan of Distribution – Non-Affiliate Shares Owned by Selling Shareholders” on page 13 of both the Form S-1/A and the EDGAR file.

Corresp - 4

Description of the Securities to be Registered, page 14
Common Stock, page 14; Balance Sheet, page F-2;  4.  Common Stock, page F-12

20.
The disclosures have been reconciled.  See “Description of Securities – Common Stock” on page 14 of both the Form S-1/A and the EDGAR file, “Description of Business” on page 16, the “Balance Sheet” of the audited financial statements on page F-2, and “Note #4” of the audited financial statements on page F-12.

Interests of Named Experts and Counsel, page 15

21.	The required disclosure has been added. See “Interests of Named Experts and Counsel” on page 15 of both the Form S-1/A and the EDGAR file.

Description of Business, page 15; Description of Property, page 23

22.
The Company’s office is rented on a month to month basis and there is no lease agreement.  See “Description of Business” on page 16 of both the Form S-1/A and the EDGAR file and “Description of Property” on page 24.

Plan of Operation, page 16

23.	The requested clarification has been added. See “Plan of Operation – Phase 2” on page 16 of both the Form S-1/A and the EDGAR file.

Future Plans, page 17
Catalogue, page 17

24.	This disclosure has been deleted. Please see “Plan of Operation” on page 17 of both the Form S-1/A and the EDGAR file.

Accounting and Audit Plan, page 17

25.
The Company has retained Maribel Jordan as an independent consultant.  Ms. Jordan is an accountant who will assist the company in the preparation of its financial statements.  Please see “Plan of Operation – Accounting and Audit Plan” on page 17 of both the Form S-1/A and the EDGAR file.

Products, page 17

26.	The requested clarification has been added. See “Products” on page 17 of both the Form S-1/A and the EDGAR file.

Corresp - 5

Skin Care, page 17

27.	The requested disclosure has been added. See “Products” on page 18 of both the Form S-1/A and the EDGAR file.

Distribution Methods, page 21

28.	The requested disclosure has been added. See “Distribution Methods” on pages 21 and 22 of both the Form S-1/A and the EDGAR file.

Dependence on Customers, page 23

29.	The requested disclosure has been added. See “Dependence on Customers” on page 23 of both the Form S-1/A and the EDGAR file.

Employees, page 23

30.	The requested disclosure has been added. See “Employees” on page 24 of both the Form S-1/A and the EDGAR file.

SEC Filings, page 24

31.	The requested disclosure has been added. See “SEC Filings” on page 24 of both the Form S-1/A and the EDGAR file.

Financial Statements, page 26

32.	The financial statements have been updated. See “Financial Statement” on page 39 of both the Form S-1/A and the EDGAR file.

Directors, Executive Officers, Promoters and Control Persons, page 41

33.	The requested disclosure has been added. See “Risk Factor #16 on page 10 of both the Form S-1/A and the EDGAR file and “Significant Employees and Consultants” on page 54.

Director independence, page 44

34.
The disclosure has been reconciled.  See “Audit Committee Financial Expert” on page 53 of both the Form S-1/A and the EDGAR file and “Transactions with Related Persons, Promoters and Certain Control Persons – Director independence” on page 57.

Undertakings, page 48

35.	The inapplicable undertakings have been deleted. See “Undertakings” on pages 60 and 61 of both the Form S-1/A and the EDGAR file.

Corresp - 6

Exhibits

36.	Exhibits 3.1 and 3.3 have been refilled and tagged separately as exhibits. See “Exhibit 3.1” and “Exhibit 3.2”.

Exhibit 5.1

37.	As requested, the revised opinion of counsel has been included and filed with the registration statement as a new Exhibit 5.1.

38.	As requested, the revised opinion of counsel contains the consent. See Exhibit 5.1 – Opinion of Richard C. Fox on pages 67 and 68 of both the Form S-1/A and the EDGAR file.

I trust the above to be satisfactory.  If you have any questions or require anything further please give me a call.

Sincerely,

Blue Spa Incorporated

Per:  /s/ Law Yua Yua

Law Yua Yua
Director, President (Chief Executive Officer),
Principal Financial Officer, and
Principal Accounting Officer

Corresp - 7

SEC File # 333-169331

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Initial Filing

FORM S-1 /A
Amendment #1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BLUE SPA INCORPORATED

(Exact name of registrant as specified in its charter)

Nevada	2844	00-0000000
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

26/F Building A, Times Plaza
2 Zongfu Road
Chengdu 610016
China

Telephone: 86-28-66847826
Facsimile: 86 28 66067199

(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)
Agent for Service:

Law Yau Yau
Blue Spa Incorporated
26/F Building A, Times Plaza
2 Zongfu Road
Chengdu 610016
China
Telephone: 011-86-28-668-47826
Facsimile: 011-86 28 660-67199
(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:	[X]
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[ ]
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[ ]
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[ ]
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company in Rule 12b-2 of the Exchange Act.

Larger accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ] (Do not check if a smaller reporting company)	Smaller reporting company [ X ]

Page - 1

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount to be registered	Proposed Maximum Offering Price per share [1]	Proposed Maximum Aggregate Offering Price [1]	Amount of Registration Fee
Shares of common stock ($0.0001 par value), to be registered by selling shareholders	3,000,000 shares	$0.10	$300,000	$21.39
Total	-	-	$300,000	$21.39

[1] Estimated in accordance with Rule 457(c) solely for the purpose of calculating the registration fee based on a bona fide estimate of the maximum offering price.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

Page - 2

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Dated *, 2010

Prospectus

BLUE SPA INCORPORATED

3,000,000 shares of common stock

The selling shareholders of Blue Spa Incorporated (“Blue Spa”) named in this prospectus are offering to sell up to 3 million shares of Blue Spa’s common stock held by them. Blue Spa will not receive any proceeds from the sale of the shares of common stock being offered by the selling shareholders.  However, Blue Spa will pay for the expenses of this offering and the selling stockholders’ offering, except for any selling shareholder’s legal or accounting costs or commissions.

Blue Spa is a startup company ~~engaged t~~hat intends to engage in the development, production, wholesale distribution, and retail sales of quality natural skin and body care products, fitness apparel, and related accessories.   Blue Spa is also a “shell” company as defined by the SEC as a result of only having nominal operations and nominal assets.   Blue Spa has adopted for its business operations a multi-channel concept, ~~which will combine~~ and intends to develop its business operations into a wholesale distribution network with a retail strategy, e-commerce, and a consumer catalogue.   As of the effective date of this prospectus Blue Spa has not conducted any business operations nor generated any revenues.

Blue Spa’s shares of common stock are not quoted on any national securities exchange or any quotation system, like the Over-the-Counter Bulletin Board (OTCBB).  The selling shareholders are required to sell Blue Spa’s shares at $0.10 per share until Blue Spa’s shares are quoted on a national securities exchange or a quotation system, such as the ~~Over the Counter Bulleitn Board (OTCBB),~~ OTCBB, and thereafter at prevailing market prices or privately negotiated prices.

This investment involves a high degree of risk.  See “Risk Factors” beginning on page 7 for a discussion of certain risk factors and uncertainties you should carefully consider before making a decision to purchase any shares of Blue Spa’s common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

Page - 3

Table of Contents

Page
Prospectus Summary	5
Risk Factors	7
Use of Proceeds	11
Determination of Offering Price	11
Dilution	11
Selling ~~Security Holders~~ Shareholders	11
Plan of Distribution	~~12~~ 13
Description of Securities to be Registered	14
Interests of Named Experts and Counsel	15
Description of Business	~~15~~ 16
Description of Property	~~23~~ 24
Legal Proceedings	23 24
SEC Filings	24
Market for Common Equity and Related Stock Matters	24
Financial Statements	26
May 31, 2010 audited financial statements	27
August 31, 2010 unaudited financial statements	39
Management Discussion and Analysis of Financial Condition	~~39~~ 51
Changes in Disagreements With Accountants on Accounting and Financial Disclosure	~~44~~54
Directors, Officers, Promoters, and Control Persons	~~44~~54
Executive Compensation	~~43~~55
Security Ownership of Certain Beneficial Owners and Management	~~44~~56
Transactions with Related Persons, Promoters, and Certain Control Persons	~~44~~57
Disclosure of Commission Position of Indemnification for Securities Act Liabilities	~~45~~57

You should rely only on the information contained in this prospectus. Blue Spa has not authorized anyone to provide you with information different from that contained in this prospectus.  The selling shareholders are offering to sell shares of Blue Spa’s common stock and seeking offers to buy shares of Blue Spa’s common stock only in jurisdictions where such offers and sales are permitted.  You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus.  Blue Spa’s business, financial condition, results of operations and prospects may have changed since that date.

Page - 4

Prospectus Summary

The following summary is a shortened version of more detailed information, exhibits and financial statements appearing elsewhere in this prospectus.  Prospective investors are urged to read this prospectus in its entirety.

Blue Spa is a startup company engaged in the development, production, wholesale distribution, and retail sales of quality natural skin and body care products, fitness apparel, and related accessories.   Blue Spa is also a “shell” company as defined by the SEC as a result of only having nominal operations and nominal assets.  Blue Spa’s objective is to develop a multi-channel concept that will combine a wholesale distribution network with a retail strategy.   To date, Blue Spa has not conducted any business operations nor generated any revenues.

Blue Spa plans to distribute and sell quality natural skin and body care products, fitness apparel, and related accessories.  Blue Spa intends to (1) identify and brand quality natural skin and body care products for wholesale distribution and retail sales and (2) develop a Blue Spa line of yoga and fitness apparel.

To date Blue Spa has raised $17,000 via offerings completed between September 2009 and January 2010.  The following table summarizes the date of offering, the price per share paid, the number of shares sold, and the amount raised for these ~~three~~ two offerings.

Closing Date of Offering	Price Per Share Paid	Number of Shares Sold	Amount Raised
September 14, 2009	$0.0005	4,000,000	$2,000
January 29, 2010	$0.005	3,000,000	$15,000

Blue Spa has no revenues, has achieved losses since inception, has no operations, has been issued a going concern opinion by its auditor and relies upon the sale of its shares of common stock to fund its operations.

Name, Address, and Telephone Number of Registrant

Blue Spa Incorporated
26/F Building A, Times Plaza
2 Zongfu Road
Chengdu 610016, China

Tel: 86-28-66847826

The Offering

The following is a brief summary of this offering.

Securities being offered by selling shareholders:	3,000,000 shares of common stock (These shares are being registered by Blue Spa for resale on behalf of existing shareholders.)
Offering price:	$ ~~0.0050~~0.10
Offering period:	The shares are being offered for a period not to exceed 180 days following the effective date of this registration statement.
Net proceeds to Blue Spa:	Nil, as Blue Spa will not be receiving any proceeds from the sale of shares by the selling shareholders.
Use of proceeds:	Not applicable.
Number of shares outstanding before the offering:	7,000,000
Number of shares outstanding after the offering:	7,000,000

Page - 5

Summary Financial Information

The tables and information below are derived from Blue Spa’s audited financial statements for the year-ended May 31, 2010.  Blue Spa had a working capital deficit of $906 as at May 31, 2010.

Financial Summary	May 31, 2010 $
Cash	12,560
Total Assets	12,560
Total Liabilities	13,466
Total Stockholder’s Deficit	(906)

Statement of Operations	Accumulated From September 4, 2009 (Date of Inception) to May 31, 2010 $	For the Year Ended May 31, 2010 $
Revenue	−	−
Net Loss For the Period	17,906	17,906
Net Loss per Share	0.005	0.005

The book value of Blue Spa’s outstanding common stock was $(0.005) per share as at May 31, 2010.

Page - 6

Risk Factors

An investment in the common stock of Blue Spa involves a number of very significant risks.  You should carefully consider the following known material risks and uncertainties in addition to other information in this prospectus in evaluating Blue Spa and its business before purchasing shares of Blue Spa‘s common stock.  Blue Spa’s business, operating results and financial condition could be seriously harmed due to any of the following known material risks.   ~~The risks described are not the only ones facing Blue Spa. Additional risks not presently known to Blue Spa may also impair its business operations.~~ You could lose all or part of your investment due to any of these risks.

Risks associated with Blue Spa’s business:

1. Because Blue Spa has only recently commenced business operations, Blue Spa faces a high risk of business failure and this could result in a total loss of your investment.

Blue Spa has recently begun the initial phases of its plan of operations, and thus has no way to evaluate the likelihood whether Blue Spa will be able to operate its business successfully.  Blue Spa was incorporated on September 4, 2009 and to date has been involved primarily in organizational activities, obtaining financing and market research.  Blue Spa has not earned any revenues and Blue Spa has never achieved profitability as of the date of this prospectus.  Potential investors should be aware of the difficulties normally encountered by new wholesale and retail companies and the high rate of failure of such enterprises.  The likelihood of success must be considered in the light of problems, expenses, difficulties, complications and delays encountered in connection with the start-up of a wholesale / retail business that Blue Spa plans to undertake.  These potential problems include, but are not limited to, unanticipated problems relating to start-up and additional costs and expenses that may exceed current estimates.  Blue Spa has no history upon which to base any assumption as to the likelihood that its business will prove successful, and Blue Spa can provide no assurance to investors that Blue Spa will generate any operating revenues or ever achieve profitable operations.  If Blue Spa is unsuccessful in addressing these risks its business will likely fail and you will lose your entire investment in this offering.

2. Because Blue Spa has only recently commenced business operations, Blue Spa expects to incur operating losses for the foreseeable future.

 Blue Spa has never earned any revenue and Blue Spa has never been profitable.  Prior to completing its first three phases of its plan of operations, which are the development of its website, (2) the identification and development of its products, and (3) the development of its wholesale distribution network , Blue Spa may incur increased operating expenses without realizing any revenues from its business operation.  This could cause Blue Spa to fail and you will lose your entire investment in this offering.

3. Blue Spa does not have sufficient funds to complete each phase of its proposed plan of operation and as a result may have to suspend operations.

Each of the phases of Blue Spa’s plan of operation is limited and restricted by the amount of working capital that Blue Spa has and is able to raise from financings and generate from business operations.  Blue Spa currently does not have sufficient funds to complete each phase of its proposed plan of operation and management expects that Blue Spa will not satisfy its cash requirements for the next 12 months.  As a result, Blue Spa may have to suspend or cease its operations on one or more phases of its proposed plan of operation.  As of May 31, 2010, Blue Spa had $12,560 in cash.

Until Blue Spa is able to generate any consistent and significant revenue it will be required to raise the required funds by way of equity or debt financing.  Blue Spa intends to finance its plan of operation with private loans and equity financing initially and then with revenues generated from its business operations.  If Blue Spa cannot raise the funds necessary to proceed it may have to suspend operations until it has sufficient capital.

  4.           Blue Spa’s auditors have expressed substantial doubt about Blue Spa’s ability to continue as a going concern.

The accompanying financial statements have been prepared assuming that Blue Spa will continue as a going concern.  As discussed in Note 2 to the financial statements, Blue Spa was recently incorporated on September 4, 2009, and does not have a history of earnings, and as a result, Blue Spa’s auditor has expressed substantial doubt about the ability of Blue Spa to continue as a going concern.  Continued operations are dependent on Blue Spa’s ability to complete equity or debt financings or generate profitable operations.  Such financings may not be available or may not be available on reasonable terms.  Blue Spa’s financial statements do not include any adjustments that may result from the outcome of this uncertainty.

5. Because Blue Spa holds a significant portion of its cash reserves in United States dollars, Blue Spa may experience weakened purchasing power in Chinese yen terms.

Blue Spa holds a significant portion of its cash reserves in United States dollars.  Due to foreign exchange rate fluctuations, the value of these United States dollar reserves can result in both translation gains or losses in Chinese Yuan terms.  If there was to be a significant decline in the United States dollar versus the Chinese Yen, Blue Spa’s US dollar purchasing power in Chinese Yen would also significantly decline.  Blue Spa has not entered into derivative instruments to offset the impact of foreign exchange fluctuations.

Page - 7

6.
As Blue Spa will outsource s the manufacturing of its products, and Blue Spa ~~is~~ will be dependent upon those manufacturers to manufacture Blue Spa’s products in a timely and cost-efficient manner while maintaining a minimum level of quality.

Because Blue Spa   will rely on independent manufacturers to produce most of its products, Blue Spa’s sales and profitability may be adversely affected if those independent manufacturers fail to meet pricing, product quality and timeliness requirements or if Blue Spa is unable to obtain some components used in its products from limited supply sources.   To date, Blue Spa has not entered into any agreements with any independent manufactures or third-party suppliers.

Blue Spa is ~~continually~~  looking for opportunities to provide essential business services in a more cost-effective manner.  In some cases, this will require s the outsourcing of functions or parts of functions that can be performed more effectively by external service providers.  These include certain manufacturing and distribution functions.  While management ~~believes Blue Spa~~ will conduct s the appropriate due diligence before entering into any agreement s with ~~the~~ any outsourcing entities, the failure of one or more entities to provide the expected services, provide them on a timely basis, or to provide them at the prices management expects or requires may have a material adverse effect on Blue Spa’s results of operations or financial condition.

7.	Third party distributors will deliver Blue Spa’s products, and the loss of these distributors or a disruption or interruption in the distribution system may adversely affect Blue Spa’s business.

Blue Spa will rely on distribution facilities and distribution centers operated by third-party vendors for substantially all of its product distribution.  The loss of multiple or key distributors or a significant disruption or interruption in the supply chain could have a material adverse effect on the sale of Blue Spa’s products.  Furthermore, increases in the costs of products may adversely affect Blue Spa’s profit margins if Blue Spa is unable to pass along any higher costs in the form of price increases or otherwise achieve cost efficiencies in marketing and sale of its products.  If Blue Spa encounters problems with its distribution system, the Blue Spa’s ability to meet customer expectations, manage inventory, complete sales, and achieve objectives for operating efficiencies could be harmed.   To date, Blue Spa has not entered into any agreements with any third-party distributors.

8.	Blue Spa’s success will depend, in part, on the quality and safety of the products it develops, sells and delivers to its customers.

Blue Spa’s success depends, in part, on the quality and safety of the products. If the products are found to be defective or unsafe, or if they otherwise fail to meet Blue Spa’s customers’ standards, Blue Spa’s relationship with its customers could suffer, Blue Spa could lose market share, and Blue Spa could become subject to liability claims, any of which could result in a material adverse effect on Blue Spa’s business, results of operations, and financial condition.

Additionally, if defects in the manufacture of Blue Spa’s products are not discovered until after such products are purchased by the customers, Blue Spa’s customers could lose confidence in the technical attributes of the products and, as a result, Blue Spa’s operations could suffer and its business may be harmed.

9.
Blue Spa will rely on third-party suppliers to provide raw material for Blue Spa’s products, and Blue Spa will have limited control over the suppliers and may not be able to obtain quality products on a timely basis or in sufficient quantity.

Blue Spa ~~does~~  will not manufacture its products or the raw materials for manufacturing ~~then~~ those products .  Instead, Blue Spa will rely on third-party suppliers to provide the required raw materials.  Many of the specialty fabrics used in Blue Spa’s fitness apparel will be a technically advanced textile product developed and manufactured by third parties and may be available, in the short-term, from only one or a very limited number of sources.   To date, Blue Spa has not entered into any agreements with any third-party suppliers.

If Blue Spa experiences significant increased demand, or need to replace an existing supplier, there can be no assurance that additional supplies of raw materials or fabrics will be available when required on terms that are acceptable to Blue Spa, or at all, or that any supplier would allocate sufficient capacity to Blue Spa in order to meet Blue Spa’s requirements or fill its orders in a timely manner.  Even if Blue Spa is able to expand existing or find new supplier or fabric sources, Blue Spa may encounter delays in production and added costs as a result of the time it takes to train the new suppliers in Blue Spa’s methods, products and quality control standards.  Delays related to supplier changes could also arise due to an increase in shipping times if new suppliers are located farther away from Blue Spa’s markets or from other participants in the supply chain.  Any delays, interruption or increased costs in the supply of raw materials or fabric for the products could have an adverse effect on Blue Spa’s ability to meet customer demand for the products and may result in lower net revenue and income from operations both in the short and long-term.

In addition, there can be no assurance that the suppliers will continue to provide fabrics and raw materials that comply with Blue Spa’s technical specifications and quality standards.  In the future, Blue Spa may receive, shipments of products that fail to comply with the technical specifications or that fail to conform to the quality control standards.   If Blue Spa is unable to obtain replacement products in a timely manner, Blue Spa risks the loss of net revenue resulting from the inability to sell those products and related increased administrative and shipping costs.

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Risks associated with Blue Spa’s industry:

10.	Any new laws or regulations relating to Blue Spa’s business or any new interpretations of existing laws could have a negative impact on Blue Spa’s business operations.

Currently, other than business and operations licenses applicable to most commercial ventures, Blue Spa is not required to obtain any governmental approval for its business operations.  However, there can be no assurance that current or new laws or regulations will not, in the future, impose additional fees and taxes on Blue Spa and its business operations.

Blue Spa’s business is subject to numerous laws, regulations and policies.  Changes in the laws, regulations and policies, including the interpretation or enforcement thereof, that affect, or will affect, Blue Spa’s business, including changes in accounting standards, tax laws and regulations, trade rules and customs regulations, and the outcome and expense of legal or regulatory proceedings, and any action we may take as a result could have a negative impact on the financial results of Blue Spa’s business operations.

11.	Failure to successfully compete in the skin care product or fitness apparel industry with established companies may result in Blue Spa’s inability to continue with its business operations.

There are several established skin care and apparel companies that provide similar products.  Management expects competition in this market to increase significantly as new companies enter the market and current competitors expand their products and services.  Blue Spa’s competitors may develop or offer products that are better than Blue Spa’s or that achieve greater market acceptance.  It is also possible that new competitors may emerge and acquire significant market share.  Competitive pressures created by any one of these companies, or by Blue Spa’s competitors collectively, could have a negative impact on Blue Spa’s business, results of operations and financial condition and as a result, Blue Spa may not be able to continue with its business operations.

In addition, if Blue Spa is unable to develop and introduce new or enhanced products quickly enough to respond to market or user requirements or to comply with emerging industry standards, or if these products do not achieve market acceptance, Blue Spa may not be able to compete effectively.

12.	Blue Spa ~~may be~~  may be subject to legal proceedings involving its intellectual property that could result in substantial costs and which could materially harm Blue Spa’s business operations.

From time to time, Blue Spa may be subject to legal proceedings and claims in the ordinary course of its business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by Blue Spa.  These types of claims could result in increased costs of doing business through legal expenses, adverse judgments or settlements or require Blue Spa to change its business practices in expensive ways.  Additional litigation may be necessary in the future to enforce Blue Spa’s intellectual property rights, to protect its trade secrets or to determine the validity and scope of the proprietary rights of others.  Any litigation, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could materially harm Blue Spa’s business.

Risks associated with Blue Spa:

13.
Blue Spa’s sole officer and director resides outside of the United States, and as a result it may be difficult for a shareholder to enforce their rights against him or enforce United States court judgments against him in China.

Blue Spa’s sole director and officer, Law Yau Yau, resides in China and substantially all of Blue Spa’s assets are located in China.  As a result, it may be difficult for United States investors to enforce their legal rights, to effect service of process upon Law Yau Yau or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of Blue Spa’s directors and officers under federal securities laws.  Further, it is unclear if extradition treaties now in effect between the United States and China would permit effective enforcement of criminal penalties of the federal securities laws.

14 ~~13.~~
~~Since~~ Blue Spa’s management lacks any formal training or experience in operating a wholesale or retail business, and as a result management may make mistakes, which could have a negative impact on B~~lue Spa may have to hire or retain qualified personnel.  If Blue Spa is unable to hire or retain any qualified personnel,~~ Blue Spa’s business operations. ~~may be negatively impacted~~ .

Blue Spa’s management is inexperienced in operating a wholesale and retail business.   ~~As a result, Blue Spa may be forced to hire or retain qualified management, employees or consultants to perform administrative, sales or marketing roles related to a wholesale and retail business.~~  Blue Spa’s ~~management~~  sole officer and director, Law Yau Yau, has no direct training or experience in these areas and, as a result, may not be fully aware of all of the specific requirements related to working within this industry.  Management’s decisions and choices may not take into account standard managerial approaches wholesale or retail companies commonly use.  Consequently, Blue Spa’s operations, earnings, and ultimate financial success could suffer irreparable harm due to management’s lack of experience in this industry. As a result, Blue Spa may have to suspend or cease operations and Blue Spa’s business operations may be negatively impacted.

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15.	If Blue Spa is unable to attract or retain key personnel necessary for the implementation of its business operations, Blue Spa’s plan of operation may be negatively impacted.

Blue Spa’s future success depends largely upon the continued service of its sole director and officer and other key personnel.  Blue Spa’s success also depends on its ability to continue to attract, retain and motivate qualified personnel.  Key personnel represent a significant asset, and the competition for these personnel is intense in the wholesale and retail industry.  Blue Spa may have particular difficulty attracting and retaining key personnel in initial phases of its plan of operation.  Blue Spa does not maintain key person life insurance on any of its personnel.  The loss of one or more of its key employees or its inability to attract, retain and motivate qualified personnel could negatively impact Blue Spa’s ability to complete its plan of operation.

16.	If Blue Spa’s management is not able to commit sufficient time to the growth and development of Blue Spa and its operations, Blue Spa’s business operation may fail.

Currently Mr. Yau Yau is able to devote approximately 10 hours per week to Blue Spa’s business operations.  If Mr. Yau Yau or other key personnel are not able to commit a sufficient amount of time to the growth and development of the business operations of Blue Spa then, as a result, Blue Spa’s operations will be negatively impacted and may fail.

17.	Blue Spa’s principal shareholder owns a significant percentage of Blue Spa’s shares of common stock and will be able to exercise significant influence over Blue Spa’s affairs.

Blue Spa’s current director and sole officer, Law Yau Yau , beneficially own 57.1% of its shares of common stock.  As a result, ~~the shareholder~~ Mr. Yau is able to influence or control matters requiring approval by Blue Spa’s shareholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions.   ~~The shareholder~~ Mr. Yau may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests.  This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of Blue Spa, could deprive Blue Spa’s shareholders of an opportunity to receive a premium for their shares of common stock as part of a sale of Blue Spa and might ultimately affect the market price of Blue Spa’s common stock.

18 ~~15~~ .	Blue Spa does not expect to pay dividends in the foreseeable future.

Blue Spa has never paid cash dividends on its shares of common stock and has no plans to do so in the foreseeable future.  Blue Spa intends to retain earnings, if any, to develop and expand its business.

19 ~~16~~ .	There is no liquidity and no established public market for Blue Spa’s common stock and it may prove impossible to sell your shares.

There is presently no public market in Blue Spa’s shares.  While Blue Spa intends to contact an authorized OTC Bulletin Board market maker for sponsorship of its common stock, Blue Spa cannot guarantee that such sponsorship will be approved nor that Blue Spa’s common stock will be listed and quoted for sale.  Even if Blue Spa’s shares are quoted for sale, buyers may be insufficient in numbers to allow for a robust market, and it may prove impossible to sell your shares.

20 ~~17~~ .	If the selling shareholders sell a large number of shares all at once or in blocks, the value of Blue Spa’s shares would most likely decline.

The selling shareholders are offering 3 million shares of Blue Spa’s common stock through this prospectus.  They must sell these shares at a fixed price of $0.10 until such time as they are quoted on the OTC Bulletin Board or other quotation system or stock exchange.  Blue Spa’s common stock is presently not traded on any market or securities exchange, but should a market develop, shares sold at a price below the current market price at which the common stock is trading will cause that market price to decline.  Moreover, the offer or sale of large numbers of shares at any price may cause the market price to fall. The outstanding shares of common stock covered by this prospectus represent approximately 43% of the shares of common stock currently outstanding.

21 ~~18~~ .
Blue Spa’s common stock is subject to the “penny stock” rules of the SEC and the trading market in Blue Spa’s securities is limited, which makes transactions in Blue Spa’s stock cumbersome and may reduce the value of an investment in Blue Spa’s stock.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to Blue Spa, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions.  For any transaction involving a penny stock, unless exempt, the rules require:

•	that a broker or dealer approve a person’s account for transactions in penny stocks; and
•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

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In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:
•	obtain financial information and investment experience objectives of the person; and
•
make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form:

•	sets forth the basis on which the broker or dealer made the suitability determination; and
•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of Blue Spa’s common stock and cause a decline in the market value of Blue Spa’s common stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Use of Proceeds

Blue Spa will not receive any proceeds from the sale of the shares of common stock being offered for sale by the selling shareholders through this Prospectus.

Determination of Offering Price

The offering price has been determined by Blue Spa’s board of directors.  The board of directors selected the $0.10 offering price for the sale of the shares by the selling shareholders.  Currently there is no market for Blue Spa’s common stock and Blue Spa wanted to give its shareholders the ability to sell their shares for a price equal or greater to the price they paid for their shares.  If Blue Spa’s common stock is ~~listed~~  quoted for trading on the OTC Bulletin Board, the price of the common stock will then be established by the market.

The offering price for the shares offered by the selling shareholders does not bear any relationship to Blue Spa’s assets, book value, earnings, or other established criteria for valuing a privately held company.  Accordingly, the offering price should not be considered an indication of the actual value of the Blue Spa’s common stock nor should the offering price be regarded as an indicator of the future market price of Blue Spa’s common stock.

Dilution

The shares of common stock to be sold by the selling shareholders are shares of Blue Spa’s common stock that are currently issued and outstanding.  Accordingly, there will be no dilution to Blue Spa’s shareholders.

Selling Shareholders

The selling shareholders named in this prospectus are offering all of their 3,000,000 shares of the common stock offered through this prospectus.  These shares were acquired from Blue Spa in the following private placement:

1.
3,000,000 shares of Blue Spa common stock that the selling shareholders acquired from Blue Spa in a minimum-maximum offering that was exempt from registration under Regulation S of the Securities Act of 1933 and was completed on January 29, 2010.

Until a public market is established for Blue Spa’s common stock, the selling shareholders will be offering their shares at the offering price of $0.10.

The following table provides as of the date of this prospectus information regarding the beneficial ownership of Blue Spa’s common stock held by each of the selling shareholders, including:

1.	the number of shares owned by each before the offering;
2.	the total number of shares that are to be offered for each;
3.	the total number of shares that will be owned by each upon completion of the offering; and
4.	the percentage owned by each upon completion of the offering.

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Name of Selling Shareholder	Shares Owned Before the Offering	Total Number of Shares to be Offered for the Security Holder’s Account	Total Shares Owned After the Offering is Complete	Percentage of Shares Owned After the Offering is Complete
Peng Zong Chou	100,000	100,000	Nil	Nil
Tang Hua Lin	100,000	100,000	Nil	Nil
Nong Hai Mei	100,000	100,000	Nil	Nil
Zhong Wei Wei	100,000	100,000	Nil	Nil
Yan Zhao Zhi	100,000	100,000	Nil	Nil
Shi Zhan Fu	100,000	100,000	Nil	Nil
Ma Qiang Bin	100,000	100,000	Nil	Nil
Yu Meng Ting	100,000	100,000	Nil	Nil
Luo Shuang Xi	100,000	100,000	Nil	Nil
Liang Guo Qiang	100,000	100,000	Nil	Nil
Liang Fu Cheng	100,000	100,000	Nil	Nil
Chen Yu Jin	100,000	100,000	Nil	Nil
Peng Shi Cai	100,000	100,000	Nil	Nil
Su Mei Xian	100,000	100,000	Nil	Nil
Zhong Jiao	100,000	100,000	Nil	Nil
Liu Cai Xia	100,000	100,000	Nil	Nil
Liu Kai	100,000	100,000	Nil	Nil
Li Shuang	100,000	100,000	Nil	Nil
Liao Xiao Yan	100,000	100,000	Nil	Nil
Yuan Wu Qua	100,000	100,000	Nil	Nil
Liu Ding Wu	100,000	100,000	Nil	Nil
Liu Jain Duo	100,000	100,000	Nil	Nil
Dai Tao	100,000	100,000	Nil	Nil
Wei Jin Ling	100,000	100,000	Nil	Nil
Li Liang Bing	100,000	100,000	Nil	Nil
Wei Hong Hua	100,000	100,000	Nil	Nil
Pan Zhao Xing	100,000	100,000	Nil	Nil
Nong Jun Hua	100,000	100,000	Nil	Nil
Yang Chang Zhong	100,000	100,000	Nil	Nil
Pan Jin Hang	100,000	100,000	Nil	Nil
Total	3,000,000 ~~0~~	3,000,000 ~~0~~	0	0%

All of the selling shareholders are natural persons.  Since the incorporation of Blue Spa, none of the selling shareholders has had any material relationship with Blue Spa.

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Plan of Distribution

This is a ~~self underwritten~~ secondary offering made on behalf of the selling shareholders .  In general Blue Spa will have one type of securities that will be available for distribution:

1.	Non-affiliate shares owned by selling shareholders.

Non-Affiliate Shares Owned by Selling Shareholders

The selling shareholders who currently own 3,000,000 shares of common stock in the capital of Blue Spa may sell some or all of their common stock in one or more transactions, including block transactions.

The selling shareholders will sell the shares at $0.10 per share until Blue Spa’s shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices.

The shares may also be sold in compliance with the Securities and Exchange Commission’s Rule 144.  A description of the selling limitations defined by Rule 144 can be located on page 24 of this prospectus.

The selling shareholders may also sell their shares directly to market makers acting as principals or brokers or dealers, who may act as agent or acquire the common stock as a principal.  Any broker or dealer participating in such transactions as agent may receive a commission from the selling shareholders, or, if they act as agent for the purchaser of such common stock, from such purchaser.  The selling shareholders will likely pay the usual and customary brokerage fees for such services. Brokers or dealers may agree with the selling shareholders to sell a specified number of shares at a stipulated price per share and, to the extent such broker or dealer is unable to do so acting as agent for the selling shareholders, to purchase, as principal, any unsold shares at the price required to fulfill the respective broker’s or dealer’s commitment to the selling shareholders.

Brokers or dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions in a market or on an exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such re-sales may pay or receive commissions to or from the purchasers of such shares.  These transactions may involve cross and block transactions that may involve sales to and through other brokers or dealers.  If applicable, the selling shareholders may distribute shares to one or more of their partners who are unaffiliated with Blue Spa.  Such partners may, in turn, distribute such shares as described above. Blue Spa can provide no assurance that all or any of the common stock offered will be sold by the selling shareholders.

Blue Spa is bearing all costs relating to the registration of the common stock owned by the selling shareholders.  The selling shareholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

The selling shareholders must comply with the requirements of the Securities Act and the Securities Exchange Act in the offer and sale of the common stock.  In particular, during such times as the selling shareholders may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, they must comply with applicable law and may, among other things:

'	Not engage in any stabilization activities in connection with Blue Spa’s common stock;
'	Furnish each broker or dealer through which common stock may be offered, such copies of this prospectus, as amended from time to time, as may be required by such broker or dealer; and
'	Not bid for or purchase any of Blue Spa’s securities or attempt to induce any person to purchase any of Blue Spa’s securities other than as permitted under the Securities Exchange Act.

The Securities Exchange Commission has also adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.   Blue Spa’s stock qualifies as a penny stock and as a result will be subject to these penny stock rules.  Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which:

'	contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;
'	contains a description of the broker’s or dealer’s duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties;
'	contains a brief, clear, narrative description of a dealer market, including “bid” and “ask” prices for penny stocks and the significance of the spread between the bid and ask price;
'	contains a toll-free telephone number for inquiries on disciplinary actions;

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'	defines significant terms in the disclosure document or in the conduct of trading penny stocks; and
'	contains such other information and is in such form (including language, type, size, and format) as the Commission shall require by rule or regulation;

The broker-dealer also must provide, prior to proceeding with any transaction in a penny stock, the customer:

1.	with bid and offer quotations for the penny stock;
2.	details of the compensation of the broker-dealer and its salesperson in the transaction;
3.	the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and
4.	monthly account statements showing the market value of each penny stock held in the customer’s account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.  These disclosure requirements will have the effect of reducing the trading activity in the secondary market for Blue Spa’s stock because it will be subject to these penny stock rules.  Therefore, stockholders may have difficulty selling those securities.

Regulation M

During such time as Blue Spa may be engaged in a distribution of any of the shares Blue Spa is registering by this registration statement, Blue Spa is required to comply with Regulation M.  In general, Regulation M precludes any selling security holder, any affiliated purchasers, and any broker-dealer or other person who participates in a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete.  Regulation M defines a “distribution” as an offering of securities that is distinguished from ordinary trading activities by the magnitude of the offering and the presence of special selling efforts and selling methods.  Regulation M also defines a “distribution participant” as an underwriter, prospective underwriter, broker, dealer, or other person who has agreed to participate or who is participating in a distribution.

Regulation M under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for or purchasing, for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution.  Regulation M also governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security.  Blue Spa has informed the selling shareholders that the anti-manipulation provisions of Regulation M may apply to the sales of their shares offered by this prospectus, and Blue Spa has also advised the selling shareholders of the requirements for delivery of this prospectus in connection with any sales of the common stock offered by this prospectus.

Description of Securities to be Registered

General

Blue Spa’s authorized capital stock consists of 500,000,000 shares of common stock at a par value of $0.0001 per share.

Common Stock

As at the date of this prospectus, 7,000,000 common shares are outstanding but not issued and owned by 31 shareholders of record.  All of the common shares have been validly issued, are fully paid and non-assessable.

Holders of Blue Spa’s common stock are entitled to one vote for each share on all matters submitted to a stockholder vote.  Holders of common stock do not have cumulative voting rights.  Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors.  Holders of one-third of shares of common stock issued and outstanding, represented in person or by proxy, are necessary to constitute a quorum at any meeting of Blue Spa’s stockholders.  A vote by the holders of a majority of Blue Spa’s outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to Blue Spa’s Articles of Incorporation.

Holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds.  In the event of liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock.  Holders of Blue Spa’s common stock have no preemptive rights, no conversion rights and there are no redemption provisions applicable to Blue Spa’s common stock.

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Dividend Policy

Blue Spa has never declared or paid any cash dividends on its common stock.  Blue Spa currently intends to retain future earnings, if any, to finance the expansion of its business.  As a result, Blue Spa does not anticipate paying any cash dividends in the foreseeable future.

Share Purchase Warrants

As of the date of this prospectus, there are no outstanding warrants to purchase Blue Spa’s securities.  Blue Spa may, however, issue warrants to purchase its securities in the future.

Options

As of the date of this prospectus, there are no options to purchase Blue Spa’s securities.  Blue Spa may, however, in the future grant such options and/or establish an incentive stock option plan for its directors, employees and consultants.

Convertible Securities

As of the date of this prospectus, Blue Spa has not issued and does not have outstanding any securities convertible into shares of Blue Spa’s common stock or any rights convertible or exchangeable into shares of Blue Spa’s common stock.  Blue Spa may, however, issue such convertible or exchangeable securities in the future.

Nevada Anti-Takeover Laws

The provisions of the Nevada Revised Statutes (NRS) sections 78.378 to 78.3793 apply to any acquisition of a controlling interest in an certain type of Nevada corporation known as an “Issuing Corporation”, unless the articles of incorporation or bylaws of the corporation in effect on the 10th day following the acquisition of a controlling interest by an acquiring person provide that the provisions of those sections do not apply to the corporation, or to an acquisition of a controlling interest specifically by types of existing or future stockholders, whether or not identified.

The provisions of NRS 78.378 to NRS 78.3793 do not restrict the directors of an “Issuing Corporation” from taking action to protect the interests of the corporation and its stockholders, including, but not limited to, adopting or signing plans, arrangements or instruments that deny rights, privileges, power or authority to a holders of a specified number of shares or percentage of share ownership or voting power.

An “Issuing Corporation” is a corporation organized in the State of Nevada and which has 200 or more stockholders of record, with at least 100 of who have addresses in the State of Nevada appearing on the stock ledger of the corporation and does business in the state of Nevada directly.  As Blue Spa currently has less than 200 stockholders and no shareholders in the State of Nevada the statute does not currently apply to Blue Spa.

If Blue Spa does become an “Issuing Corporation” in the future, and the statute does apply to Blue Spa, its sole director Mr. Law Yau Yau on his own will have the ability to adopt any of the above mentioned protection techniques whether or not he owns a majority of Blue Spa’s outstanding common stock, provided he does so by the specified 10th day after any acquisition of a controlling interest.

Interests of Named Experts and Counsel

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest exceeding $50,000, directly or indirectly, in the registrant or any of its parents or subsidiaries.  Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

Richard C. Fox of Fox Law Offices, P.A., c/o 131 Court Street, #11, Exeter, New Hampshire, 03833 has provided the legal opinion regarding the legality of the shares being registered.

The financial statements included in this prospectus have been audited by Dominic K.F. Chan & Co. of Hong Kong to the extent and for the periods set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

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Description of Business

Blue Spa is a Nevada company and was incorporated on September 4, 2009.  Blue Spa is a startup company engaged in the development, production, wholesale distribution, and retail sales of quality natural skin and body care products, fitness apparel, and related accessories.   Blue Spa is also a “shell” company as defined by the SEC as a result of only having nominal operations and nominal assets.  Blue Spa has adopted for its business operations a multi-channel concept, and intends to develop its business operations into ~~which will combine~~ a wholesale distribution network with a retail strategy, e-commerce, and a consumer catalogue.   As of the effective date of this prospectus Blue Spa has not conducted any business operations nor generated any revenues.

Since September 2009, Blue Spa has had its executive head office at 26/F Building A, Times Plaza, 2 Zongfu Road, Chengdu 610016, China.  The telephone number at this office is 86-28-66847826.  Blue Spa is renting the administrative office on a month to month basis for $ 115 ~~100~~ per month.

Blue Spa’s plan of operations is to distribute and sell quality natural skin and body care products, fitness apparel, and related accessories for women.  Blue Spa intends to (1) identify and brand quality natural skin and body care products for wholesale distribution and retail sales and (2) develop a Blue Spa line of yoga and fitness apparel, as a natural extension of the skin and body care brand.  Blue Spa will begin as a wholesale company with a retail component and, over the course of 10 years, evolve to a retail company with a wholesale component.  Blue Spa will also combine e-commerce and a consumer catalogue into its operations.  See “Plan of Operation” and “Management’s Discussion and Analysis of Financial Condition” below for more information.

Blue Spa has an authorized capital of 500,000,000 common shares with a par value of $0.0001 per share with 7 million common shares currently outstanding but not issued ~~issued and outstanding~~ .

Blue Spa has not been involved in any bankruptcy, receivership or similar proceedings.  There have been no material reclassifications, mergers, consolidations or purchases or sales of a significant amount of assets not in the ordinary course of Blue Spa’s business.

Plan of Operation

Blue Spa’s plan of operation for the remainder of its fiscal year is to:

1.	develop and populate its website;
2.	identify, develop, and purchase products and inventory;
3.	develop and launch Blue Spa’s wholesale distribution network;
4.	develop and market the Blue Spa brand; and
5.	develop and launch Blue Spa’s brick and mortar retail presence.

Phase 1 - Develop and populate Website (six months)

In Phase 1, Blue Spa plans to (1) upgrade and update its website so that it is more visually appealing and technologically sound, (2) update its product line and visuals on the Website, and (3) implement a downloadable high resolution picture format for viewing its products.

Unlike current e-commerce models, management does not intend to use the Internet to establish Blue Spa’s products or its brand, or bring them to market.  The e-commerce consumer is typically brand and convenience conscience.  The early ventures have shown that the costs associated with establishing a brand via this medium are prohibitive and significant.  Instead, Blue Spa will develop its initial Internet capabilities as a combination business-to-business tool and e-catalogue.  The Website will be simple and direct with minimal cost.  Also, the e-commerce platform will provide Blue Spa with a valuable wholesale tool as it will provide distributors with an access code that will allow them to place orders and utilize Blue Spa’s product knowledge database as a training tool for their employees.

Blue Spa has budgeted $10,000 for this phase and expects it to take six months to complete, with completion expected within the next six months of Blue Spa’s plan of operation.

Phase 2 –Identify, develop, and purchase products and inventory (six months)

In Phase 2, Blue Spa plans to identify and develop its Water Range skin care products.  Also, Blue Spa will identify and purchase fitness apparel and related accessories that fits in with its Blue Spa’s brand.   Phase 2 will overlap with Phase 1 and will be worked on simultaneously with Phase 1.

Blue Spa has budgeted $25,000 for this phase and expects it to take six months to complete, with completion expected within the next six months of Blue Spa’s plan of operation.

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Phase 3 – Launch Blue Spa wholesale (12 months)

In Phase 3, Blue Spa plans to (1) to identify and secure partnerships with well-respected distributors, (2) identify and contract with key wholesale showrooms in which to display Blue Spa’s products, ~~and~~ (3) further enhance and develop the brand image of Blue Spa, and (4) identify and retain key biotechnology specialists and management to assist in the continued development of its products and the administration of its business operations .

By identifying and securing partnerships with distributors and showrooms to represent Blue Spa and its products, management intends to gain key show positions in Hong Kong, Tokyo, San Francisco, and New York gift shows.  Terms and conditions of any contract will include a commission on all sales at a rate higher than the industry standard to provide motivation for the representatives to promote Blue Spa’s products.

Blue Spa has budgeted $100,000 for this phase and expects it to take 12 months to complete, with completion expected within the next 12 months of Blue Spa’s plan of operation.  Also in this phase, Blue Spa will continue to (a) maintain and populate the Website with new products and (b) continue to develop and purchase products and inventory to brand.

Phase 4 – Develop and market Blue Spa brand of products (24 months)

In Phase 4, Blue Spa plans to (1) develop a brand for its products, (2) develop a packaging and labeling system that promotes Blue Spa’s brand, (3) create a series of brochures and ad material to use at point of sale and trade shows, ~~and~~ (4) implement its marketing strategy on its target market , (5) identify and retain key management to assist in the continued development of its products .

Blue Spa has budgeted $200,000 for this phase and expects it to take 24 months to complete, with completion expected within the next 24 months of Blue Spa’s plan of operation.

Phase 5 – Launch Blue Spa retail ( ~~48~~ 60 months)

In Phase 5, Blue Spa plans to (1) launch its retail business model, (2) hire and train sales staff, (3) increase the brand awareness of Blue Spa’s business model and its products , (4) identify and retain key management for retail operations, and (5) identify and appoint industry advisors .

The face of retailing is changing, which has created a new business model. This new model will greatly reduce the need for a traditional brick and mortar retailer to open thousands of doors in order to reach the market; but at the same time it will not completely eliminate the need for a brick and mortar presence in the market.  Under this new business model, Blue Spa will develop its brand awareness by utilizing a brick and mortar retail presence, which, in turn, will eliminate the need for heavy ad spending that has been associated with e-commerce.

Blue Spa has budgeted $500,000 for this phase and expects it to take 60 months to complete, with completion expected within the next 60 months of Blue Spa’s plan of operation.

      ~~Future Plans~~

~~Catalogue~~

~~Blue Spa intends to launch a catalogue in the fall of 2012.  The initial mailing will target opinion leaders in key markets.  Management intends to put together a catalogue that has a long in-home life and will inform and educate the consumer about the benefits of Blue Spa’s products, with a focus on the ingredients and the benefits.  The original Banana Republic catalogue will be used as a model.~~

Accounting and Audit Plan

Blue Spa has retained an accountant to ~~intends to continue to have its outside consultanat~~ assist in the preparation of Blue Spa’s quarterly and annual financial statements and have these financial statements reviewed or audited by Blue Spa’s independent auditor.  Blue Spa’s ~~outside consultant~~ accountant is expected to charge Blue Spa approximately $700 to prepare Blue Spa’s quarterly financial statements and approximately $2,000 to prepare Blue Spa’s annual financial statements.  Blue Spa’s independent auditor is expected to charge approximately $1,000 to review each of Blue Spa’s quarterly financial statements and approximately $7,500 to audit Blue Spa’s annual financial statements.  In the next twelve months, Blue Spa anticipates spending approximately $12,000 to pay for its accounting and audit requirements.
SEC Filing Plan

Blue Spa intends to become a reporting company in 2010 after its registration statement is declared effective.  This means that Blue Spa will file documents with the US Securities and Exchange Commission on a quarterly basis.  Blue Spa expects to incur filing costs of approximately $4,000 per quarter to support its quarterly and annual filings.  In the next 12 months, Blue Spa anticipates spending approximately $16,000 for legal costs to pay for three quarterly filings, one annual filing, a 424B4 final prospectus filing, and a Form 8-A filing in order to complete registration of Blue Spa’s common stock.

Products

To date, Blue Spa has no skin care products, fitness apparel, or related accessories manufactured or in productions, and Blue Spa has not begun research or development on any product.

Blue Spa plans to manufacture and distribute quality personal care products, fitness apparel and related accessories. This is to be accomplished through a combination of wholesale distribution and company-owned retail outlets.

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Skin Care

Blue Spa’s range of skin care products will address various skin care needs and will include moisturizers, creams, lotions, cleansers, and sun screens products.  A number of the products will be developed for use on particular areas of the body, such as the face or the hands or around the eyes.

Blue Spa’s skin care products will offer therapeutic benefits to the user based upon the principles of Thalasso therapy in Blue Spa’s water line and Botanical treatments in its earth line.  Blue Spa’s color cosmetics will be mineral based and provide the user with mesthetic benefits while nourishing the skin.

The initial launch for skin care products will be known as Blue Spa’s “Water Range”.  The products in the Water Range will be developed in Blue Spa’s labs to be located in the Brittany region of France.  Blue Spa’s first goal is to identify and reach an agreement with a lab and a manufacturer located in this region.  The Brehat archipelago lies off the coast of Brittany and is unique ~~in the entire world~~  for its wide range of sea algae and seaweed and ~~.  For four billion years the warm waters of the Gulf Stream have been flowing north along the French coast creating a~~  aunique ecosystem.

Blue Spa’s methodology in choosing the Water Range for its initial launch is based on two primary issues:

1. The benefits of Thalasso therapy treatment ~~are just coming to light in Asia.~~
2. Blue Spa’s name and logo will make coincide with the launch of these natural products made from raw materials from the sea.

The Water Range

A.           Biocatalyst Tonic

Purpose:  to finish cleansing and leave the skin clean; to relieve, sooth and soften the skin; to reactivate the physiologic epidermis’ functions; to prepare the skin for make up; and to hydrate the entire upper layer of epidermis.

Key ingredients:  Corallina officinalis contains trace elements of marine minerals and in excess of 300 enzymes.  They promote elasticity of the dermis’ structural fibers (keratogenesis).  This ingredient prepares the skin for cosmetics.  Critmum maritimum extract adds purifying and regenerating properties.  Rose water contributes a relaxing effect.

Skin type: All
Use: Spray on nightly after make up removal and before applying night creams or during the day to relieve stress and brighten the complexion.

B.           Eye makeup remover

Purpose:  to remove eye make up; to sooth and relieve sensitive skin in eye area; and to fortify eyelashes.
~~Primary~~  Key ingredients: Rhodophycea extract promotes remineralization and hydration of skin while fortifying eyelashes. Rose water to tone sensitive skin while soothing and relieving eye shadows.
Skin type:  All
Use:  Soak on cotton ball lightly and gently apply on eyelids to remove make up.

C.           Cleansing cream

Purpose: to soothe skin during make up removal; to gently remove impurities from the skin without damaging the epidermis hydrolipidic film.

~~Primary~~  Key Ingredients:  Crithmum maritimum extract is rich in essential oils with regenerating and anti-inflammatory properties. Shea butter to nourish the skin and add suppleness. Palm oil and Groundnut oil act as cleansing agents and soothe the skin.

Skin types:  Sensitive, delicate and mature skins; gentle enough to be suitable for use as a baby cream.
Use:  Apply on face and neck nightly to remove make up. Finish with Biocatalyst Tonic.

D.           Multi protection day cream

Purpose: to act like a second skin; to penetrate deep into epidermis to insure protection, promote elasticity and improve suppleness; and to clarify skin while soothing and hydrating.

~~Primary~~  Key  ingredients:  Ulva lactuca extract, a fragile green algae that can resist wave pressure up to 20 tons per cubic centimeter because of an elastic fiber network similar to elastin.  This extract provides hydrating and protective properties that protect against the harsh elements of the environment.  Shea butter nourishes skin and acts against dehydration.

Skin types: Dry and Normal.

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Use: Gently massage a few drops onto clean and toned skin each morning.

E.           Regenerating facial scrub (micro marbles)

Purpose: to clean off dead skin cells to promote regeneration of healthy new cells; to lighten complexion and impart radiance to the skin; and to soften and purify the epidermis.
~~Primary~~  Key ingredients: Spherical micro-marbles exfoliate without causing irritation. Crithmun maritimum extract purifies epidermis and boosts cell regeneration.
Skin types: All
Use: Every other week for dry and sensitive skins, weekly for oily and normal skin types. Apply gently on clean skin, rinse with water and apply Biocatalyst Tonic.

F.           Hydrating Cream Mask

Purpose: to soften skin; to provide equilibrium for cutaneous functions; to regenerate, while providing firmness; and to maintain hydration of the epidermis.

~~Primary~~  Key ingredients:  Ulva lactuca extract is efficient in fighting skin slackening.  Codium tomentosum extract provides long-lasting deep hydration of the upper epidermal layer.  Enriched vitamin A, for skin regeneration.

Skin types:  Suitable for all skin types but most beneficial for sensitive skin.
Use: Apply on face, around eye contour area and on the neck after a gentle exfoliation. Allow to settle for three to five minutes, then wipe off excess with a soft tissue.

G.           Purifying Cream Mask

Purpose:  to smooth skin; to regenerate, enlighten and firm the skin; to deep clean the skin, while purifying and balancing the sebaceous functions; and to maintain hydration of the upper layers of the epidermis.

~~Primary~~  Key  ingredients:  Laminaria digitata extract.  This brown algae has anti-lipasic and sebostatic activities to fight against inflammation and regulate sebaceous secretions.  Critmum maritimum extract rich in essential oils that purify the epidermis and boost cellular regeneration.  Vitamin A palmitate, to reinforce suppleness.

Skin types:  Oily and combination skins.
Use: Apply on face (except eye area) and neck after a peeling or when skin is tired. Allow to settle for five to seven minutes, then gently remove excess.

H.           Peel-Off facemask

Purpose:  to form a polymeric mask that cleans the skin and lightens the complexion.
~~Primary~~  Key ingredients: Diatomaceous micro algae, Corallina officinalis and Laminaria sp. combine to increase cell metabolism.
Skin types:  All
Use:  Apply to face weekly.  Leave on the face approximately ten minutes then peel off starting from the neck.

I.           Royal sea cream (remineralizing face, body and hair algae mask)

Purpose:  to tone, relax, remineralize and detoxify the face, body and hair; to be used as a hair mask to nourish the bulb, sooth the scalp and strengthens the hair shaft; and to be applied on the body as a remineralizing source.

~~Primary~~  Key  ingredients:  Rhodophycea and Pheophycea provide minerals necessary to improve metabolism and elasticity of skin fibers.  In addition they aid in the elimination of skin toxins.  Red seaweed adds hydrating properties to the upper epidermal layer that are essential to skin suppleness.

Skin types:  All
Use:  Weekly apply product in thick layers, leave on for ten to fifteen minutes.  Finish with a shower or a shampoo.

J.           Body lotion (intensive hydration)

Purpose:  to fight dryness, restore and maintain hydrolipidic film, nourish, regenerate, prevent aging and improve elasticity; to protect your skin from the environment; and to leave the skin firm and smooth.

~~Primary~~  Key ingredients:  A powerful marine osmoregulator extracted from green seaweed and Chondrus crispus extract maintain an in-depth long-term hydration rate of the epidermis.  Carraghenans work on the skins surface with the skins natural proteins to create a protective film.  Vegetable oil from Karite butter increases cell regeneration and insures suppleness.

Skin types:  All
Use:  Apply daily on dried skin all over the body with a soft circular motion.

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K.           Super firming gel (algae firming gel)

Purpose: to firm and tone the skin, combined with a lipolytic action to support the acceleration of the elimination of fat cells.
~~Primary~~  Key ingredients: Laminaria Digitata extract provides the lipolytic properties. Pelvetia Canaliculata improves blood circulation.
Skin types:  All
Use:  Gently massage the gel into belly, hips, and buttocks. For legs and thighs apply with an upward motion.

L.           Tensing and regenerating cream

Purpose: to smooth and tense the epidermis; to prevent dehydration of dry skin areas; to reinforce cutaneous elasticity; and to create a lifting effect.

~~Primary~~  Key  ingredients:  Algae oil from Laminaria digitata is rich in vitamin A to protect from free radicals and aid in fiber regeneration, vitamin E which promotes hydration, vitamin C to speed up the healing process and vitamin F (from the Omega 6 family) to promote suppleness and nourish the skin.

Skin types:  All
Use: In morning and evening apply a small amount of the active serum on arms, tummy, legs, bust and/or buttocks. Slightly massage until fully absorbed into the skin.

M.           Sparkling sea pebbles

Purpose: Relaxes and soothes the skin. Re-mineralizes the skin by providing trace elements and minerals required for the body’s natural balance. Delicately perfumes the skin.

~~Primary~~  Key  ingredients:  Atomized sea water extracted from the Gulf Stream is combined with Patchouli (anti-inflammatory), lemon zest and mint (invigorating) and essential oils for aromatheraputic benefit.

Skin type:  Hypoallergenic for all skin types.
Use: After stepping into the bath place the pebble in the small of the back to benefit from the Jacuzzi effect. It can also be used for a very relaxing footbath.

N.           Soothing after-sun gel

Purpose:  to calm the epidermis after sun exposure; to stop the heat sensation; and to rehydrate the epidermis.

~~Primary~~  Key  ingredients:  Enteromorpha compressa extract and green algae create a soothing and hydrating action. This combination of ingredients has a peptide action that has been proven excellent in fighting problems caused by over-exposure to the sun (tightening, stinging, itching and heat sensation). It also reduces the intensity and duration of sunburn. Codium tomentosum extract is a powerful marine osmoregulator that helps in maintaining the epidermis hydration rate at the optimal level.

Skin types:  All
Use: Apply generously on face and body. Within two hours of applying after-sun gel apply the hydrating milk to preserve and enhance the skins beauty.

O.           Sun care hydrating milk (SPF 8)

Purpose: to protect the skin from the suns harmful rays; to ensure a uniform tan; to soften and smooth skin and to preserve the epidermis hydration.

~~Primary~~  Key  ingredients:  A mix of three algae extracts to obtain protection against UVA and UVB rays while still allowing the skin to tan.  A vegetable oil cocktail, rich in vitamins A and E to reinforce the skins hydration capacity and nutrients to ensure the skins suppleness.  Glycerin provides a natural dampener to soften and smooth the skin.

Skin types:  All
Use:  Apply in an even layer all over the body.  Renew application frequently during extended periods of sun exposure.

P.           Anti-aging protective sun cream (SPF 12)
Purpose: to ensure a safe and rapid suntan; to preserve epidermal hydration; and to fight against premature aging of the skin caused by the sun.

~~Primary~~  Key  ingredients:  Chritmum Maritimum and Phaeodactylum Tricornotum phylo plankton combine to create a natural synergy rich in the essential fatty acids EPA/DHA. This ensures cellular regeneration and the formation of ceramids that are essential to the balance of the hydrolipidic film. Oil of Karite butter ensures the skin will maintain a supple texture and appearance. Palm oil (nourishing and softening), liquorice extract (anti-inflammatory) and a insaponifiable of Soya and Avocado extract aide in maintaining the skins fiber and give the cream its total care capacity.

Skin types:  All
Use:  During or before sun exposure.  Apply frequently during extended periods of exposure to the sun.

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Fitness Apparel and Related Accessories

Blue Spa plans on developing an authentic line of fitness apparel and accessories for women, men, and female youth.  The assortment of apparel will include fitness pants, shorts, tops and jackets, is designed for healthy lifestyle activities such as yoga, running and general fitness.  The fitness-related accessories will include, among others, gym bags, yoga mats, and water bottles.

Blue Spa’s initial apparel launch will include eight styles.  Three of the styles will be offered in three colors with the remaining four offered in black.  Sizing will be S-M-L in all items.  Blue Spa’s initial apparel will include the following styles:

1.	long sleeve poly pique V-neck for medium to high activity workout;
2.	long sleeve poly pique mock for medium to high activity workout;
3.	hip length lycra jacket for warm-up and cool down;
4.	special loose fit designed lycra pant for yoga;
5.	lycra tight for heavy aerobic activity;
6.	lycra short for heavy aerobic exercise;
7.	lycra long sleeve crew top for warm up and cool down;
8.	rib-cotton crew shirt for warm-up and cool down.

Markets

Because Blue Spa plans to be a combined wholesale (to the end user through a reseller) and retail (direct to end user) strategy its target customer must be broken into two distinct groups:  (1) the reseller and (2) the end user.

Blue Spa’s target customers (vs. end user) for wholesale distribution will be resellers who recognize the needs of the targeted consumer and who identifies with that consumer.  The wholesale strategy will target select spas, department stores and specialty stores that are recognized trend leaders (i.e. Fred Segal, Bergdorf Goodman, Barney’s and Fellisimo).  This product positioning will further establish the brand image of Blue Spa.  Blue Spa will reach its targeted reseller market through four distinct reseller channels.

1. Spas and Health Clubs:

Most high-quality day spas and health clubs (and many upscale spas at resort properties) use generic products.  Blue Spa’s goal will be to develop affiliations with select spas in urban areas and vacation destinations to establish is wholesale business and market its brand of products.  Blue Spa’s manufacturing partnerships will allow it to offer the resellers bulk product at favorable prices to them while allowing Blue Span acceptable margins.

2. Lifestyle Retailers:

Blue Spa’s target retailer will be lifestyle-based rather than the typical soaps and potions or natural product retailers.  These retailers exist in almost every city, such as Wilkes Bashford in San Francisco, Mario’s in Seattle, Harold’s in several south central cities, Fred Segal in Los Angeles, Bergdorf Goodman in New York and Colette in Paris.  These retailers have developed a loyal and sophisticated customer base.

3. Cosmetic Specialty Retailers:

Sephora is the major force in this category.

4. Boutique Department Stores:

This category is composed of what was once called “Carriage Trade” retailers.  Blue Spa will limit its wholesale target customers within this segment to Saks, Niemans and Barneys.

Blue Spa’s targeted end users are between the ages of 24 and 65 and are predominantly female.  They are urban professionals with at least some college-level education.  This targeted end user has an active lifestyle and is concerned about social and environmental issues.  Mind and body wellness are important to them.  They belong to a health club; take yoga, Pilates or tai chi lessons.  The effects of aging and the maintenance of a youthful appearance are a part of their life.

Distribution Methods

Distribution of Blue Spa’s skin care products and fitness apparel and related accessories will be managed from a facility in Hong Kong   the first three phases of Blue Spa’s plan of operations. ~~For the long term~~ After that , Blue Spa plans to manage distribution through a strategic alliance capable of handling both wholesale distribution and retail fulfillment.  Blue Spa is in the process of identifying a distribution facility in Hong Kong for the purpose of its ~~short term~~ wholesale distribution needs during the initial three phases of its plan of operations .

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Additionally, Blue Spa will develop its market position by combining a wholesale distribution strategy with a retail strategy that includes a day spa or affiliations with spas. Blue Spa will provide retail appropriate packaging and develop bulk sizes for distribution within the spa trade.

For Blue Spa’s fitness apparel and accessory lines, Blue Span also plans on developing strategic alliances with select yoga and fitness facilities for the distribution and sale of its fitness apparel and related accessories at those facilities.

Status of Products

Blue Spa is the registered owner of www.bluespashop.com and is currently developing a website for this domain name.  Blue Spa acquired the domain name www.bluespashop.com on July 28, 2010.

None of Blue Spa’s skin care products or its fitness apparel is in production nor has Blue Spa commenced any research and development of such products or fitness apparel.

Blue Spa’s first goal is to identify and reach an agreement with a lab and a manufacturer located in the Brittany region of France, where the Brehat archipelago lies off the coast of Brittany and is unique for its wide range of sea algae and seaweed, which Blue Spa intends to utilize in its Water Range products.  ~~Some of the top marine biotechnology specialists in the world are located in this region and~~ Blue Spa wants to retain experienced marine biotechnology specialists and utilize their skill and expertise in developing and producing its Water Range of skin care products from the sea.

In identifying a lab, Blue Spa will look for one with state of the art research and development resources and an innovative research and development department with a strong technical background.  For a manufacturer, Blue will look for one that can provide Blue Spa with access to gradable production flow.  Also, the manufacturer will (1) need to be able to produce both small and large volumes of skin care product, (2) have an experienced quality control department, and (3) have a strong history of complying with government rules and regulations.

Blue Spa also wants to locate a facility in the Shanghai, China.  This region is a producer of some of the essential oils and herbal compounds to be used in Blue Spa’s skin care products.  The facility would give Blue Spa access to the latest developments in skin care and essential oils.  Also, Blue Spa is looking for a manufacturing facility that contains a small lab that specializes in reverse engineering and can also handle a small-run production.  This facility would be used to develop and test Blue Spa’s products.

For its fitness apparel, Blue Spa is looking for a manufacturer and a facility in the United States that can produce high quality fitness apparel from technical fabrics and has complete pattern-making and sewing facilities for cut and sew products as well as knit goods.  The availability of such technical knowledge and production capability would provide Blue Spa with significant flexibility in developing its fitness apparel and managing inventory demands.  During the early phases of development of Blue Spa, the facility will also have to handle fulfillment of apparel orders.

For its related accessories, Blue Spa is looking to enter into a contract with a manufacturer of quality sports-related accessories including: bags, hats, totes and socks for the wholesale market with office and distribution facilities preferably located in southern California.

Competitive Conditions

Blue Spa will occupy a unique market position.  No other brand offers a specialty line that includes skin care, cosmetics, fitness apparel and accessories.  However, within each category significant brands do exist with quality and price varying widely within each category. Blue Spa’s competitive advantage will be the positioning as a quality brand.

In the skin care and cosmetics category the competition can be divided into three groups:

(1) Commercial - i.e. MAC, Origins, Philosophy, Erno Laslo and Shesheido;
(2) Clinical - i.e. Kiehl’s, Clinique, Clarins and Dr. Hauscha; and
(3) Spa - private label brands associated with spas.

The commercial brands are primarily sold through department stores.  They vary widely in quality from Origins to Shesheido.  They also vary widely in price.  The major advantage of these competitors is their financial strength and their department store relationships.

The clinical brands are perceived to be “authentic”.  Their image is based upon the perception of treatment qualities verses purely cosmetic benefits.  These brands are sold through their own retail outlets, specialty stores, department stores and/or health food stores.  Kiehl’s is perceived as one of the most authentic of the clinical brand.

The spa brands are sold almost exclusively at the spas they are associated with.  This close affiliation provides a validation for the products but limits their ability to achieve wide market distribution.  Bliss and Aveda are notable exceptions.  These two brands have achieved wide market distribution and brand recognition.

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Competition in the fitness apparel industry is principally on the basis of brand image and recognition as well as product quality, innovation, style, distribution and price.  Management believes that Blue Spa will successfully compete on the basis of its unique brand image, its focus on women, and its technical product innovation.

Nike recently announced the formation of a women’s division as a separate business unit.  While this offers the possibility of a major competitor in the women’s fitness category, it also highlights the opportunity.  Puma is the only brand that has developed a line of fitness apparel focused specifically at this consumer.   ~~Their Nuala line has been developed with Christy Turlington.~~ They have positioned this line to sell through women’s specialty stores rather than traditional sport retailers.  Early sales have been exceptional, further highlighting the potential within this category.

The market for fitness apparel is highly competitive.  It includes increasing competition from established companies who are expanding their production and marketing of performance products, as well as from frequent new entrants to the market.  Blue Spa will be in direct competition with wholesalers and direct sellers of athletic apparel, such as Nike, Inc., adidas AG, which includes the adidas and Reebok brands, and Under Armour, Inc.  We also compete with retailers specifically focused on women’s fitness apparel including lululemon athletica inc, Lucy Activewear Inc., The Gap, Inc. (including the Athleta collection), and bebe stores, inc. (including the BEBE SPORT collection).

Raw Materials

The principal raw materials to be used in the manufacture of Blue Spa’s skin care products are essential oils, herbal compounds, marine minerals, and algae.  For its fitness apparel, Blue Spa will use technical and natural fabrics.

Principal Suppliers

Blue Spa currently has no principal suppliers.  Blue Spa needs to establish a supply chain for its products and the raw materials for the products.  Also, Blue Spa will need to identify supply sourcing within the regions of manufacture to allow for improved supply chain efficiencies.

Dependence on Customers

Currently, Blue Spa has no customers and is therefore not dependent on one or a few major customers at this time .

Trademark and Licenses

Blue Spa currently has no patents or trademarks; and Blue Spa is not party to any license, franchise, concession, or royalty agreements or any labor contracts.

Government Approvals and Regulations

Currently, Blue Spa is in compliance with all business and operations licenses that are typically applicable to most commercial ventures.  However, there can be no assurance that existing or new laws or regulations that may be adopted in various jurisdictions in the future, will not impose additional fees and taxes on Blue Spa and its business operations.  Management is not aware of any such revisions to existing laws and regulations nor new laws or regulations that could have a negative impact on Blue Spa’s business and add additional costs to Blue Spa’s business operations.

Also, Blue Spa and its products will be subject to regulation by the Food and Drug Administration and the Federal Trade Commission in the United States, as well as by various other Federal, state, local and international regulatory authorities and the regulatory authorities in the countries in which its products are manufactured or sold.  Such regulations principally relate to the ingredients, labeling, packaging and marketing of the products.  Management believes that Blue Spa will be able to comply with such regulations, as well as with applicable Federal, state, local and international and other countries’ rules and regulations governing the discharge of materials hazardous to the environment.  There are no significant capital expenditures for environmental control matters either planned in the current year or expected in the near future.

Research and Development Costs

Since September 4, 2009, Blue Spa has not spent any funds on either company-sponsored research and development activities or customer-sponsored research activities relating to the development of new products, services or techniques or the improvement of existing products, services, or techniques.

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Employees

Blue Spa currently does not have any employees.   In each phase of its plan of operations, Blue Spa intends to retain the services of key management to assist in the various aspects of its business operations, such as ~~a vise president of~~ product development, ~~a diresctor of~~  retail operations, ~~a director of~~  finance, ~~a creative director~~  and ~~administrative manager~~ administration . In the first years of development of Blue Spa’s business operations these people will all fill multiple rolls.  Also, in Phase 5 of Blue Spa’s plan of operation management intends to identify and appoint industry advisors to provide management with a valuable sounding board for strategic and creative decisions and to assist in increasing the brand awareness of Blue Spa’s business model and its products .

Description of Property

Blue Spa’s sole asset consists of its domain name www.bluespashop.com.

Blue Spa’s executive offices are located at 26/F Building A, Times Plaza, 2 Zongfu Road, Chengdu 610016, China. Blue Spa is renting the offices on a month to month basis for $ ~~100~~  115 per month.  Management believes that Blue Spa’s current facilities are suitable and adequate to meet its current needs, and that suitable additional or substitute space will be available as needed to accommodate expansion of Blue Spa’s business operations.

Legal Proceedings

Blue Spa has no legal proceedings that have been or are currently being undertaken for or against Blue Spa nor are any contemplated.

SEC Filings

This prospectus and exhibits will be contained in a Form S-1 registration statement that will be filed with the Securities and Exchange Commission.  Blue Spa will become a reporting company after this registration statement has been declared effective by the Securities and Exchange Commission (“SEC”).  As a reporting company Blue Spa will file quarterly, annual, beneficial ownership and other reports with the SEC.   ~~However, unless Blue Spa has the requisite number of shareholders it~~ Blue Spa is only obliged to report to the SEC for one year , however, it is the intention of management to continue reporting with the SEC after that initial year .

You may read and copy any materials Blue Spa files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C., 20549.  You may obtain information from the Public Reference Room by calling the SEC at 1-800-SEC-0330.  Since Blue Spa is an electronic filer, the easiest way to access its reports is through the SEC’s Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Market for Common Equity and Related Stockholder Matters

Market Information

There is presently no public market for Blue Spa’s common stock.  Blue Spa anticipates applying for trading of its common stock on the Over the Counter Bulletin Board (OTCBB) upon the effectiveness of the registration statement of which this prospectus forms a part.  However, Blue Spa can provide no assurance that its shares will be traded on the OTCBB or, if traded, that a public market will materialize.

Blue Spa has no common stock that is subject to outstanding warrants to purchase or securities that are convertible to Blue Spa common stock.

As of January 29, 2010, 2010 Blue Spa had 7 million common shares outstanding of which 3 million common shares are owned by non-affiliate shareholders and 4 million common shares are owned by Blue Spa’s sole Director and Officer who is an affiliate.

Subject to the Rule 144 volume limitations and the “shell company” trading restrictions described in the paragraph below, there are a total of 3,000,000 shares of Blue Spa’s common stock that can be sold pursuant to Rule 144 as follows:

•	3 million common shares of Blue Spa’s common stock owned by 30 non-affiliates since January 29, 2010.

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Rule 144 Shares

Subject to Blue Spa’s status as a “shell company” as defined by the SEC and discussed below, under Rule 144 a shareholder, including an affiliate of Blue Spa, may sell shares of common stock after at least six months have elapsed since such shares were acquired from Blue Spa or an affiliate of Blue Spa.  Rule 144 further restricts the number of shares of common stock which may be sold within any 90 day period to the greater of one percent of the then outstanding shares of common stock or the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144.  Certain other requirements of Rule 144 concerning availability of public information, manner of sale and notice of sale must also be satisfied. In addition, a shareholder who is not an affiliate of Blue Spa, and who has not been an affiliate of Blue Spa for 90 days prior to the sale, and who has beneficially owned shares acquired from Blue Spa or an affiliate of Blue Spa for more than one year may resell the shares of common stock without compliance with the foregoing requirements under Rule 144.

Blue Spa is classified as a “shell company” for having (1) no or nominal operations and (2) no or nominal assets.   As a result,  ~~then,~~ Rule 144 ~~will~~  is not be available to the shareholders of Blue Spa and they ~~would~~  are not ~~be~~  able to sell their shares under Rule 144 until Blue Spa is no longer classified as a “shell company” or the shares are registered.  Shareholders would only be able to rely on Rule 144 and to sell their shares (a) once the shares are registered or (b) one year after Blue Spa files the required information once it ceases to be a “shell company”.

Holders of Blue Spa’s Common Stock

As of December 15 ~~September 10~~ , 2010 Blue Spa had 31 holders of its common stock.

Equity Compensation Plans

Blue Spa has no equity compensation program including no stock option plan and none are planned for the foreseeable future.

Registration Rights

Blue Spa has not granted registration rights to the selling shareholders or to any other person.

Dividends

There are no restrictions in Blue Spa’s articles of incorporation or bylaws that restrict Blue Spa from declaring dividends.  The Nevada Revised Statutes, however, do prohibit Blue Spa from declaring dividends where, after giving effect to the distribution of the dividend:

1.	Blue Spa would not be able to pay its debts as they become due in the usual course of business; or

2.
Blue Spa’s total assets would be less than the sum of its total liabilities, plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

Blue Spa has not declared any dividends.  Blue Spa does not plan to declare any dividends in the foreseeable future.

Page - 25

Financial Statements

BLUE SPA INCORPORATED

FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MAY 31 2010

AN INDEPENDENT AUDITOR’S REPORT

Page - 26

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
BLUE SPA INCORPORATED

We have audited the accompanying balance sheet of Blue SPA Incorporated (the “Company”) a development stage company as of May 31, 2010, and the related statements of operations, stockholders’ deficit and other comprehensive income, and cash flows for the period from September 4, 2009 (inception) to May 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2010 and the results of its operations and its cash flows for the period from September 4, 2009 (inception) to May 31, 2010, in conformity with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is in the development stage and has limited operations. Its ability to continue as a going concern is dependent upon its ability to obtain additional financing and/or achieve a sustainable profitable level of operations. These conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Dominin K.F. Chan & Co

Dominic K.F. Chan & Co
Certified Public Accountants
Hong Kong August 16, 2010

BLUE SPA INCORPORATED
(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEET

May 31,2010

ASSETS
Current Assets :
Cash and cash equivalents	$12,560

TOTAL ASSETS	$12,560

LIABILITIES AND STOCKHOLDERS’ DEFICIT

LIABILITIES
Current Liabilities :
Accrued expenses	$13,466

TOTAL LIABILITIES	13,466

Going concern – Note 2
STOCKHOLDERS’ DEFICIT
Common stock – Note 4
Par value: US$0.0001
Authorized: 500,000,000 shares
Outstanding but not issued 7,000,000 shares	$700
Additional paid in capital	16,300
Deficit accumulated during the development stage	(17,906)

TOTAL STOCKHOLDERS’ DEFICIT	(906)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$12,560

See accompanying notes to financial statements

BLUE SPA INCORPORATED
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF OPERATIONS

For the period September 4, 2009 (inception) through
May 31,2010

Administrative and other operating expenses	$(14,990)
Formation cost	(2,916)

Operating loss before income taxes	(17,906)
Income taxes	-

Net loss and comprehensive loss	$(17,906)

Loss per share of common stock
- Basic and diluted	(0.005)

Weighted average shares of common stock
- Basic and diluted	3,447,778

See accompanying notes to financial statements

BLUE SPA INCORPORATED
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF STOCKHOLDERS’ DEFICIT
AND COMPREHENSIVE INCOME

				Deficit
				accumulated
			Additional	during the
	Common stock		Paid-in	development
	Share(s)	Amount	Capital	stage	Total

Balance, September 4, 2009 (Inception)	-	-	-	-	-

Issuance of common stock on January 14, 2010	4,000,000	$400	$1,600	-	$2,000

Issuance of common stock on January 18, 2010	600,000	$60	$2,940	-	$3,000

Issuance of common stock on January 19, 2010	600,000	$60	$2,940	-	$3,000

Issuance of common stock on January 21, 2010	200,000	$20	$980	-	$1,000

Issuance of common stock on January 22, 2010	100,000	$10	$490	-	$500

Issuance of common stock on January 25, 2010	200,000	$20	$980	-	$1,000

Issuance of common stock on January 27, 2010	100,000	$10	$490	-	$500

Issuance of common stock on January 28, 2010	1,000,000	$100	$4,900	-	$5,000

Issuance of common stock on January 29, 2010	200,000	$20	$980	-	$1,000

Net loss	-	-	-	$(17,906)	$(17,906)

Balance, May 31, 2010	7,000,000	$700	$16,300	$(17,906)	$(906)

See accompanying notes to financial statements

BLUE SPA INCORPORATED

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CASH FLOWS

For the period September 4, 2009 (inception) through
May 31,2010

Cash flows from operating activities:
Net loss	$(17,906)
Changes in current assets and liabilities
Accrued expenses	13,466

Net cash generated from operating activities	$(4,440)

Cash flows from financing activity:
Proceeds from issuance of common stock	17,000

Net cash generated from financing activity	17,000

Net increase in cash and cash equivalents	$12,560

Cash and cash equivalents at beginning of the period	-

Cash and cash equivalents at end of the period	$12,560

See accompanying notes to financial statements

BLUE SPA INCORPORATED
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

1.	Organization and nature of operations

Blue Spa Incorporated ("the Company") was incorporated in the State of Nevada, USA on September 4, 2009. The Company is in its early developmental stage since its formation and has not realized any revenues from its planned operations. The Company is engaged in the development of an internet based retailer of a multi-channel concept combining a wholesale distribution with a retail strategy.  It plans to distribute quality personal care products, fitness apparel and related accessories.

The Company has chosen a fiscal year end May 31, 2010.

2.	Summary of principal accounting policies

On June 29, 2009, the Financial Accounting Standards Board (FASB) established the FASB Accounting Standards Codification (Codification) as the single source of authoritative U.S. generally accepted accounting principles (GAAP) for all non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) are also sources of authoritative U.S. GAAP for SEC registrants. The Codification does not change U.S. GAAP but takes previously issued FASB standards and other U.S. GAAP authoritative pronouncements, changes the way the standards are referred to, and includes them in specific topic areas. The Codification Is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the Codification did not have any impact on the Company’s financial statements.

Basis of presentation

The Company has not earned any revenue from limited principal operations. Accordingly, the Company’s activities have been accounted for as those of a “Development Stage Entity” as set forth in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 915. Among the disclosures required by FASB ASC 915 are that the Company’s financial statements be identified as those of a development stage company, and that the statements of earnings, retained earnings and stockholders’ equity and cash flows disclose activity since the date of the Company’s inception.

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Actual results could differ from those estimates.

BLUE SPA INCORPORATED
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

2.	Summary of principal accounting policies (Continued)

Cash and cash equivalents

The Company considers all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less to be cash equivalents.

Income Taxes

The Company follows the guideline under ASC Topic 740 Income Taxes. “Accounting for Income Taxes” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Since the Company is in the developmental stage and has losses, no deferred tax asset or income taxes have been recorded in the financial statements.

Comprehensive income

The Company has adopted ASU 220 “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Stockholders' Equity. Comprehensive income comprises equity except those resulting from investments by owners and distributions to owners.

For the period ended May 31, 2010, there are no reconciling items between the net loss presented in the statements of operations and comprehensive loss as defined by ASU 220.

Foreign currency translations

The Company is located and operating outside of the United States of America. The functional currency of the Company is the U.S. Dollar.  At the transaction date, each asset, liability, revenue and expense is translated into U.S. dollars by the use of the exchange rate in effect at that date. At the period end, monetary assets and liabilities are re-measured by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.

BLUE SPA INCORPORATED
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

2.	Summary of principal accounting policies (Continued)

Fair value of financial instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The fair value of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and short term note - related party, approximate their carrying values since they are short term in nature and they are receivable or payable on demand.

Management is of the opinion that the Company is exposed to significant interest or credit risks arising from the bank-held assets. The Company is operating outside the United States of America and may have significant exposure to foreign currency risk due to the fluctuation of the currency in which the Company operates and the U.S. dollar.

The Company accounts for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. We categorize each of our fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

-	Level 1—inputs are based upon unadjusted quoted prices for identical instruments traded in active markets. As of May 31, 2010, the Company did not have any level 1 inputs.

-
Level 2—inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies and commodities. Our Level 2 instruments consists options issued for services. As of May 31, 2010, the Company did not have any level 2 inputs.

-
Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models. As of May 31, 2010, the Company did not have any level 3 inputs.

The carrying values of cash, accounts payable and loan payable approximate fair value because of the short-term nature of these instruments.  Management is of the opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

BLUE SPA INCORPORATED
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

2.	Summary of principal accounting policies (Continued)

Loss per share

The Company reports basic loss per share in accordance with ASC Topic 260 Earnings Per Share (“EPS”).  Basic loss per share is based on the weighted average number of common shares outstanding and diluted EPS is based on the weighted average number of common shares outstanding and dilutive common stock equivalents. Basic EPS is computed by dividing net loss (numerator) applicable to common stockholders by the weighted average number of common shares outstanding (denominator) for the period. All EPS presented in the financial statements are basic EPS as defined by ASU 260, "Earnings Per Share". There are no diluted net income/ (loss) per share on the potential exercise of the equity-based financial instruments, hence a state of anti-dilution has occurred. All per share and per share information are adjusted retroactively to reflect stock splits and changes in par value.

Going Concern

These financial statements have been prepared in conformity with generally accepted accounting principles in the United States, which contemplate continuation of the Company as a going concern. However, the Company has limited operations and has sustained operating losses resulting in a deficit. In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon the continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements, and the success of its future operations.

The Company has accumulated a deficit of $17,906 since inception September 4, 2009, has yet to achieve profitable operations and further losses are anticipated in the development of its business. The Company's ability to continue as a going concern is in substantial doubt and is dependent upon obtaining additional financing and/or achieving a sustainable profitable level of operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company believes that the cash on hand will be able to meet its on-going costs in the next 12 months. The Company may seek additional equity as necessary and it expects to raise funds through private or public equity investment in order to support existing operations and expand the range of its business. There is no assurance that such additional funds will be available for the Company on acceptable terms, if at all.

Research and Development Costs

Research and development costs are expensed as incurred.

BLUE SPA INCORPORATED
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

2.	Summary of principal accounting policies (continued)

Website Development Costs

The Company recognized the costs associated with developing a website in accordance with ASC 350-50 “Website Development Cost” that codified the American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) NO. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”.  Relating to website development costs the Company follows the guidance pursuant to the Emerging Issues Task Force (EITF) NO. 00-2, “Accounting for Website Development Costs”.  The website development costs are divided into three stages, planning, development and production. The development stage can further be classified as application and infrastructure development, graphics development and content development. In short, website development cost for internal use should be capitalized except content input and data conversion costs in content development stage.

Costs associated with the website consist primarily of website development costs paid to third party.  These capitalized costs will be amortized based on their estimated useful life over three years upon the website becoming operational.  Internal costs related to the development of website content will be charged to operations as incurred.  Website development costs related to the customers are charged to cost of sales.

Concentration of credit risk

The Company places its cash and cash equivalents with a high credit quality financial institution. The Company maintains United States Dollars at a bank in the Switzerland that are not insured. The Company minimizes its credit risks associated with cash by periodically evaluating the credit quality of its primary financial institution.

Development Stage Company

The Company is a developmental stage company, and follows the guideline of the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codifications (“ASC”) Topic 915 Development State Entities. All losses accumulated since inception has been considered as part of the Company’s development stage activities.

BLUE SPA INCORPORATED
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

2.	Summary of principal accounting policies (continued)

Recently issued accounting pronouncements (continued)

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06 which is intended to improve disclosures about fair value measurements. The guidance requires entities to disclose significant transfers in and out of fair value hierarchy levels, the reasons for the transfers and to present information about purchases, sales, issuances and settlements separately in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). Additionally, the guidance clarifies that a reporting entity should provide fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). The Company has applied the new disclosure requirements as of January 1, 2010, except for the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for interim and annual periods beginning after December 15, 2010. The adoption of this guidance has not had and is not expected to have a material impact on the Company’s financial statements.

In February 2010, the FASB issued ASU 2010-09 which requires that an SEC filer, as defined, evaluate subsequent events through the date that the financial statements are issued. The update also removed the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. The adoption of this guidance on January 1, 2010 did not have a material effect on the Company’s financial statements.

3.	Accrued expenses

Accrued expenses as of May 31, 2010 are summarized as follows:
May 31, 2010

Accrued audit fee	$10,000
Accrued accounting fee	550
Accrued formation fee	2,916

Total	$13,466

BLUE SPA INCORPORATED
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

4.	Common stock

During the year ended May 31, 2010, the Company sold 7,000,000 shares of common stock for a total aggregate amount of $17,000. These shares have not been issued. There were no warrants or stock options outstanding for the period ended May 31, 2010.

5.	Income tax

As of the fiscal period ended May 31, 2010, the Company had net operating loss carry forward. The expenses for the period ended May 31, 2010 will not be deducted for tax purposes and will represent a deferred tax asset. The Company will provide a valuation allowance in full amount of the deferred tax asset since it is less than likelihood of future taxable income.

Income tax recovery differs from that which would be expected from applying the effective tax rates to the net income (loss) as follows:

Cumulative from
Inception on
September 4, 2009
Through
May 31, 2010
Net Income (loss) for the period	(17,906)
Statutory and effective tax rate	29.16%
Income tax expense (recovery) at the effective rate	(5,221)
Tax losses carry forward deferred (recognized)	5,221
Corporate income tax expense and corporate income taxes payable	$ -

As at May 31, 2010, the tax effect of the temporary timing differences that give rise to significant components of deferred income tax asset are noted below.  A valuation allowance has been recorded as management believes it is more likely than not that the deferred income tax asset will not be realized.

May 31, 2010
Tax loss carried forward	$ 17,906

Deferred tax assets	5,221
Valuation allowance	(5,221)

Deferred taxes recognized	$ -

6.	Subsequent event

Pursuant to the terms of amended articles of incorporation on August 16, 2010, Blue SPA Incorporated has changed the par value of its shares from $0.001 to $0.0001 per share. This amendment has been retroactively applied in the financial statements.

All material subsequent events from the balance sheet date through the date of issuance of this report have been disclosed above.

BLUE SPA INCORPORATED

INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED AUGUST 31 2010

(unaudited)

INDEX TO FINANCIAL STATEMENTS

Index
Balance Sheet	F2-1
Statement of Operations	F2-2
Statement of Stockholders’ Deficit and Comprehensive Income	F2-3
Statement of Cash Flows	F2-4
Notes to the Financial Statements	F2-5 to F2-11

Page - 39

BLUE SPA INCORPORATED
(A Development Stage Company)

BALANCE SHEETS

	August 31	May 31
	2010	2010
	(unaudited)	(audited)
ASSETS
Current Assets:
Cash and cash equivalents	$795	$12,560

TOTAL ASSETS	$795	$12,560

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Current Liabilities:
Accrued Expenses	$4,895	$13,466

TOTAL LIABILITIES	4,895	13,466

Going concern – Note 3

STOCKHOLDERS’ DEFICIT
Common Stock – Note 6
Par Value:$0.0001
Authorized 500,000,000 shares
Outstanding but not issued 7,000,000 shares	$700	700
Additional Paid in Capital	16,300	16,300
Deficit accumulated during the development stage	(21,100)	(17,906)

TOTAL STOCKHOLDERS’ DEFICIT	(4,100)	(906)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$795	$12,560

See accompanying notes to financial statements

F 2 - 1

BLUE SPA INCORPORATED
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS

	For the Three Months ended	For the period September 4, 2009 (inception) through
	August 31, 2010	August 31, 2010

Administrative and other operating expenses	$3,194	$18,184
Formation cost	-	2,916

Operating loss before income taxes	3,194	21,100
Income taxes	-	-

Net loss and comprehensive loss	$3,194	$21,100

Loss per share of common stock
- Basic and diluted	(0.000)	(0.005)

Weighted average shares of common stock
- Basic and diluted	7,000,000	4,362,604

See accompanying notes to financial statements

F 2 - 2

BLUE SPA INCORPORATED
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF STOCKHOLDERS’ DEFICIT
AND COMPREHENSIVE INCOME

				Deficit
				accumulated
			Additional	during the
	Common stock		Paid-in	development
	Share(s)	Amount	Capital	stage	Total

Balance, September 4, 2009 (Inception)	-	-	-	-	-

Issuance of common stock on January 14, 2010	4,000,000	$400	$1,600	-	$2,000

Issuance of common stock on January 18, 2010	600,000	$60	$2,940	-	$3,000

Issuance of common stock on January 19, 2010	600,000	$60	$2,940	-	$3,000

Issuance of common stock on January 21, 2010	200,000	$20	$980	-	$1,000

Issuance of common stock on January 22, 2010	100,000	$10	$490	-	$500

Issuance of common stock on January 25, 2010	200,000	$20	$980	-	$1,000

Issuance of common stock on January 27, 2010	100,000	$10	$490	-	$500

Issuance of common stock on January 28, 2010	1,000,000	$100	$4,900	-	$5,000

Issuance of common stock on January 29, 2010	200,000	$20	$980	-	$1,000

Net loss	-	-	-	$(17,906)	$(17,906)

Balance, May 31, 2010 (audited)	7,000,000	$700	$16,300	$(17,906)	$(906)

Net loss	-	-	-	$(3,194)	$(3,194)
Balance, August 31, 2010 (unaudited)	7,000,000	$700	$16,300	$(21,100)	$(4,100)

See accompanying notes to financial statements

F 2 - 3

BLUE SPA INCORPORATED

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CASH FLOWS

	For the three months ended	For the period September 4, 2009 (inception) through
	August 31, 2010	August 31,2010

Cash flows from operating activities:
Net loss	$(3,194)	$(21,100)
Changes in current assets and liabilities
Accrued expenses	(8,571)	4,895

Net cash generated from operating activities	$(11,765)	$(16,205)

Cash flows from financing activity:
Proceeds from issuance of common stock	-	17,000

Net cash generated from financing activity	-	17,000

Net increase in cash and cash equivalents	$(11,765)	$795

Cash and cash equivalents at beginning of the period	12,560	-

Cash and cash equivalents at end of the period	$795	$795

See accompanying notes to financial statements

F 2 - 4

BLUE SPA INCORPORATED
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
August 31, 2010 (unaudited)

1.	Interim Reporting

While the information presented in the accompanying interim three months financial statements is unaudited, it includes all adjustments, which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented in accordance with accounting principles generally accepted in the United States of America.  These interim financial statements follow the same accounting policies and methods of their application as the Company’s May 31, 2010 annual financial statements.  All adjustments are of a normal recurring nature.  It is suggested that these interim financial statements be read in conjunction with the Company’s May 31, 2010 annual financial statements.

Operating results for the three months ended August 31, 2010 are not necessarily indicative of the results that can be expected for the year ended May 31, 2011.

2.	Nature and Continuance of Operations

Blue Spa Incorporated ("the Company") was incorporated in the State of Nevada, USA on September 4, 2009. The Company is in its early developmental stage since its formation and has not realized any revenues from its planned operations. The Company is engaged in the development of an internet based retailer of a multi-channel concept combining a wholesale distribution with a retail strategy.  It plans to distribute quality personal care products, fitness apparel and related accessories.

The Company has chosen a fiscal year end May 31.

3.	Going Concern

These financial statements have been prepared assuming the Company will continue as a going concern.  The Company accumulated a deficit of $21,100 since inception, has yet to achieve profitable operations and further losses are anticipated in the development of its business, raising substantial doubt about the Company’s ability to continue as a going concern.  At August 31, 2010, the Company had a working capital deficiency of $4,100.  Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.  The Company anticipates that additional funding will be in the form of equity financing from the sale of common stock and/or commercial borrowing.  There can be no assurance that capital will be available, it will be on terms acceptable to the Company.  The issuances of additional equity securities by the Company would result in a dilution in the equity interests of its current stockholders.  The Company may also seek to obtain short term loans from the directors of the Company.  There are no current arrangements in place for equity funding or short term loans.

F 2 - 5

BLUE SPA INCORPORATED
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
August 31, 2010 (unaudited)

1.	Summary of principal accounting policies

On June 29, 2009, the Financial Accounting Standards Board (FASB) established the FASB Accounting Standards Codification (Codification) as the single source of authoritative U.S. generally accepted accounting principles (GAAP) for all non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) are also sources of authoritative U.S. GAAP for SEC registrants. The Codification does not change U.S. GAAP but takes previously issued FASB standards and other U.S. GAAP authoritative pronouncements, changes the way the standards are referred to, and includes them in specific topic areas. The Codification Is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the Codification did not have any impact on the Company’s financial statements.

Basis of presentation

The Company has not earned any revenue from limited principal operations. Accordingly, the Company’s activities have been accounted for as those of a “Development Stage Entity” as set forth in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 915.  Among the disclosures required by FASB ASC 915 are that the Company’s financial statements be identified as those of a development stage company, and that the statements of earnings, retained earnings and stockholders’ equity and cash flows disclose activity since the date of the Company’s inception.

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Actual results could differ from those estimates.

Foreign currency translations

The Company is located and operating outside of the United States of America. The functional currency of the Company is the U.S. Dollar.  At the transaction date, each asset, liability, revenue and expense is translated into U.S. dollars by the use of the exchange rate in effect at that date.  At the period end, monetary assets and liabilities are re-measured by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.

F 2 - 6

BLUE SPA INCORPORATED
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
August 31, 2010 (unaudited)

4.	Summary of principal accounting policies (Continued)

Cash and cash equivalents

The Company considers all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less to be cash equivalents.

Income Taxes

The Company follows the guideline under ASC Topic 740 Income Taxes. “Accounting for Income Taxes” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Since the Company is in the developmental stage and has losses, no deferred tax asset or income taxes have been recorded in the financial statements.

Comprehensive income

The Company has adopted ASU 220 “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Stockholders' Equity. Comprehensive income comprises equity except those resulting from investments by owners and distributions to owners.

For the period ended August 31, 2010, there are no reconciling items between the net loss presented in the statements of operations and comprehensive loss as defined by ASU 220.

Loss per share

The Company reports basic loss per share in accordance with ASC Topic 260 Earnings Per Share (“EPS”).  Basic loss per share is based on the weighted average number of common shares outstanding and diluted EPS is based on the weighted average number of common shares outstanding and dilutive common stock equivalents. Basic EPS is computed by dividing net loss (numerator) applicable to common stockholders by the weighted average number of common shares outstanding (denominator) for the period. All EPS presented in the financial statements are basic EPS as defined by ASU 260, "Earnings Per Share". There are no diluted net income/ (loss) per share on the potential exercise of the equity-based financial instruments, hence a state of anti-dilution has occurred. All per share and per share information are adjusted retroactively to reflect stock splits and changes in par value.

F 2 - 7

BLUE SPA INCORPORATED
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
August 31, 2010 (unaudited)

4.	Summary of principal accounting policies (Continued)

Website Development Costs

The Company recognized the costs associated with developing a website in accordance with ASC 350-50 “Website Development Cost” that codified the American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) NO. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”.  Relating to website development costs the Company follows the guidance pursuant to the Emerging Issues Task Force (EITF) NO. 00-2, “Accounting for Website Development Costs”.  The website development costs are divided into three stages, planning, development and production. The development stage can further be classified as application and infrastructure development, graphics development and content development. In short, website development cost for internal use should be capitalized except content input and data conversion costs in content development stage.

Costs associated with the website consist primarily of website development costs paid to third party.  These capitalized costs will be amortized based on their estimated useful life over three years upon the website becoming operational.  Internal costs related to the development of website content will be charged to operations as incurred.  Web-site development costs related to the customers are charged to cost of sales.

Fair value of financial instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The fair value of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and short term note - related party, approximate their carrying values since they are short term in nature and they are receivable or payable on demand.

Management is of the opinion that the Company is exposed to significant interest or credit risks arising from the bank-held assets. The Company is operating outside the United States of America and may have significant exposure to foreign currency risk due to the fluctuation of the currency in which the Company operates and the U.S. dollar.

F 2 - 8

BLUE SPA INCORPORATED
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
August 31, 2010 (unaudited)

4.	Summary of principal accounting policies (Continued)

Website Development Costs

The Company recognized the costs associated with developing a website in accordance with ASC 350-50 “Website Development Cost” that codified the American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) NO. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”.  Relating to website development costs the Company follows the guidance pursuant to the Emerging Issues Task Force (EITF) NO. 00-2, “Accounting for Website Development Costs”.  The website development costs are divided into three stages, planning, development and production. The development stage can further be classified as application and infrastructure development, graphics development and content development. In short, website development cost for internal use should be capitalized except content input and data conversion costs in content development stage.

Costs associated with the website consist primarily of website development costs paid to third party.  These capitalized costs will be amortized based on their estimated useful life over three years upon the website becoming operational.  Internal costs related to the development of website content will be charged to operations as incurred.  Web-site development costs related to the customers are charged to cost of sales.

Fair value of financial instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The fair value of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and short term note - related party, approximate their carrying values since they are short term in nature and they are receivable or payable on demand.

Management is of the opinion that the Company is exposed to significant interest or credit risks arising from the bank-held assets. The Company is operating outside the United States of America and may have significant exposure to foreign currency risk due to the fluctuation of the currency in which the Company operates and the U.S. dollar.

F 2 - 9

BLUE SPA INCORPORATED
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
August 31, 2010 (unaudited)

4.	Summary of principal accounting policies (Continued)

Development Stage Company

The Company is a developmental stage company, and follows the guideline of the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codifications (“ASC”) Topic 915 Development State Entities. All losses accumulated since inception has been considered as part of the Company’s development stage activities.

Recently issued accounting pronouncements

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06 which is intended to improve disclosures about fair value measurements. The guidance requires entities to disclose significant transfers in and out of fair value hierarchy levels, the reasons for the transfers and to present information about purchases, sales, issuances and settlements separately in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). Additionally, the guidance clarifies that a reporting entity should provide fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). The Company has applied the new disclosure requirements as of January 1, 2010, except for the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for interim and annual periods beginning after December 15, 2010. The adoption of this guidance has not had and is not expected to have a material impact on the Company’s financial statements.

In February 2010, the FASB issued ASU 2010-09 which requires that an SEC filer, as defined, evaluate subsequent events through the date that the financial statements are issued. The update also removed the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. The adoption of this guidance on January 1, 2010 did not have a material effect on the Company’s financial statements.

5.	Accrued expenses

Accrued expenses as of August 31, 2010 are summarized as follows:

	August 31, 2010	May 31, 2010
	(unaudited)	(audited)

Accrued audit fee	$-	$10,000
Accrued accounting fee	550	550
Accrued formation fee	2,916	2,916
Accrued legal and professional fee	1,000	-
Accrued administrative expenses	429	-

Total	$4,895	$13,466

F 2 - 10

BLUE SPA INCORPORATED
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
August 31, 2010 (unaudited)

6.	Common stock

During the period ended August 31, 2010, the Company sold 7,000,000 shares of common stock for a total aggregate amount of $17,000. These shares have not been issued. There were no warrants or stock options outstanding for the period ended August 31, 2010.

Pursuant to the terms of amended articles of incorporation on August 16, 2010, Blue SPA Incorporated has changed the par value of its shares from $0.001 to $0.0001 per share. This amendment has been retroactively applied in the financial statements.

7.	Income tax

As of period ended August 31, 2010, the Company had net operating loss carry forward.  The expenses for the period ended will not be deducted for tax purposes and will represent a deferred tax asset.  The Company will provide a valuation allowance in full amount of the deferred tax asset since there is no assurance of future taxable income.

F 2 - 11

Management’s Discussion and Analysis of Financial Condition

General

This discussion should be read in conjunction with the May 31, 2010 audited financial statements, the notes, and the tables included elsewhere in this registration statement.  Management’s discussion and analysis contains forward-looking statements that are provided to assist in the understanding of anticipated future performance.  However, future performance involves risks and uncertainties that may cause actual results to differ materially from those expressed in the forward-looking statements.  See “Forward-looking Statements” below for more details.

Blue Spa is a startup company engaged in the development, production, wholesale distribution, and retail sales of quality natural skin and body care products, fitness apparel, and related accessories.   Blue Spa is also a “shell” company as defined by the SEC as a result of only having nominal operations and nominal assets.  Blue Spa is focused on developing a multi-channel concept, and intends to develop its business operations into ~~which will combine~~  a wholesale distribution network with a retail strategy, e-commerce, and a consumer catalogue.

Blue Spa has not commenced significant operations nor generated any revenues and is considered a Development Stage Company, as defined by Statement of Financial Accounting Standard (“SFAS”) No.7 Accounting and Reporting by Development Stage Enterprises, and follows the guideline of the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codifications (“ASC”) Topic 915 Development State Entities

Liquidity, Capital Resources and Financial Position

Year Ended May 31, 2010

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations, and otherwise operate on an ongoing basis.  At May 31, 2010, Blue Spa had a cash balance of $12,560 and negative cash flows from operations of $4,440 for the year ended May 31, 2010.

From its inception, on September 4, 2009 to May 31, 2010 Blue Spa raised a total of $17,000 from private offerings of its shares of common stock, which has been used to fund Blue Spa’s operations to date.  Since June 1, 2010 Blue Spa has not raised any additional funds.

The notes to Blue Spa’s audited financial statements as of May 31, 2010, disclose its uncertain ability to continue as a going concern.  Blue Spa has not and does not expect to generate any revenues to cover its expenses while it is in the development stage and as a result Blue Spa has accumulated a deficit of $17,906 since inception.  As of May 31, 2010, Blue Spa had $13,466 in current liabilities.  When its current liabilities are offset against its current assets of $12,560 Blue Spa is left with a negative working capital of $906.  While Blue Spa has successfully generated sufficient working capital through the sale of common stock to the date of this filing and management believes that Blue Spa can continue to do so for the next year, there are no assurances that Blue Spa will succeed in generating sufficient working capital through the sale of common stock to meet its ongoing cash needs.

Net Cash Flows From Operating Activities.  Net cash flows from operating activities during the year ended May 31, 2010 was a net loss of $17,906, which was primarily due to accrued expenses of $13,466.

Net Cash Flows From Investing Activities.  Blue Spa did not have any net cash flows from investing activities during the year ended May 31, 2010.

Net Cash Flows From Financing Activities.  During the year ended May 31, 2010 Blue Spa raised $17,000 in common stock subscriptions.

Three Month Period Ended August 31, 2010

At August 31, 2010, Blue Spa had a cash balance of $795 and negative cash flows from operations of $11,765 for the three month period ended August 31, 2010.

From its inception, on September 4, 2009 to August 31, 2010 Blue Spa raised a total of $17,000 from private offerings of its shares of common stock, which has been used to fund Blue Spa’s operations to date.  Since September 1, 2010 Blue Spa has not raised any additional funds.

The notes to Blue Spa’s audited financial statements as of August 31, 2010, disclose its uncertain ability to continue as a going concern.  Blue Spa has not and does not expect to generate any revenues to cover its expenses while it is in the development stage and as a result Blue Spa has accumulated a deficit of $21,100 since inception.  As of August 31, 2010, Blue Spa had $4,895 in current liabilities.  When its current liabilities are offset against its current assets of $795 Blue Spa is left with a negative working capital of $4,100.  While Blue Spa

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has successfully generated sufficient working capital through the sale of common stock to the date of this filing and management believes that Blue Spa can continue to do so for the next year, there are no assurances that Blue Spa will succeed in generating sufficient working capital through the sale of common stock to meet its ongoing cash needs.

Net Cash Flows From Operating Activities.  Net cash flows from operating activities during the three month period ended August 31, 2010 was a net loss of $11,765, which was primarily due to accrued expenses of $8,571.

Net Cash Flows From Investing Activities.  Blue Spa did not have any net cash flow from investing activities during the three month period ended August 31, 2010.

Net Cash Flows From Financing Activities.  Blue Spa did not have any net cash flow from financing activities during the three month period ended August 31, 2010.

Results of Operations

Year Ended May 31, 2010

Net Loss.  During the year ended May 31, 2010, Blue Spa had a net loss of $17,906 or $0.005 per share.  The loss was primarily due to administrative and other operating expenses and cost of formation.

Revenue.  Blue Spa had no operating revenues since its inception on September 4, 2009, through to May 31, 2010.  Blue Spa’s activities have been financed from the proceeds of share subscriptions.

Operating Expenses.  Blue Spa’s operating expenses since its inception on September 4, 2009, through to May 31, 2010 were $17,906.  The operating expenses were primarily due to $14,990 in administrative and other operating expenses, and $2,916 in formation costs.

Three Month Period Ended August 31, 2010

Net Loss.  During the three month period ended August 31, 2010, Blue Spa had a net loss of $3,194.  The loss was primarily due to administrative and other operating expenses.

Revenue.  Blue Spa had no operating revenues since its inception on September 4, 2009, through to August 31, 2010.  Blue Spa’s activities have been financed from the proceeds of share subscriptions.

Operating Expenses.  Blue Spa’s operating expenses since its inception on September 4, 2009, through to August 31, 2010 were $21,100.  The operating expenses were primarily due to $18,184 in administrative and other operating expenses, and $2,916 in formation costs.

Inflation

Management does not believe that inflation will have a material impact on Blue Spa’s future operations.

Off-balance sheet arrangements

Blue Spa has no off-balance sheet arrangements including arrangements that would affect its liquidity, capital resources, market risk support and credit risk support or other benefits.  Blue Spa does not have any non-consolidated, special-purpose entities.

Contingencies and Commitments

Blue Spa had no contingencies or long term commitments at ~~May~~  August 31, 2010.

Critical Accounting Policies and Estimates

An appreciation of Blue Spa’s critical accounting policies is necessary to understand its financial results.  These policies may require that Blue Spa to make difficult and subjective judgments regarding uncertainties; as a result, the estimates may significantly impact its financial results.  The precision of these estimates and the likelihood of future changes depend on a number of underlying variables and a range of possible outcomes.  Blue Spa has applied its critical accounting policies and estimation methods consistently.

Website Development Costs

Blue Spa recognized the costs associated with developing a website in accordance with ASC 350-50 “Website Development Cost” that codified the American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) NO. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”.  Relating to website development costs Blue Spa follows the

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guidance pursuant to the Emerging Issues Task Force (EITF) NO. 00-2, “Accounting for Website Development Costs”.  The website development costs are divided into three stages, planning, development and production.  The development stage can further be classified as application and infrastructure development, graphics development and content development.  In short, website development cost for internal use should be capitalized except content input and data conversion costs in content development stage.

Costs associated with the website consist primarily of website development costs paid to third party.  These capitalized costs will be amortized based on their estimated useful life over three years upon the website becoming operational.  Internal costs related to the development of website content will be charged to operations as incurred.  Web-site development costs related to the customers are charged to cost of sales.

Fair Value of Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision.  Changes in assumptions can significantly affect estimated fair values.  The fair value of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and short term note - related party, approximate their carrying values since they are short term in nature and they are receivable or payable on demand.  Management is of the opinion that Blue Spa is exposed to significant interest or credit risks arising from the bank-held assets.  Blue Spa is operating outside the United States of America and may have significant exposure to foreign currency risk due to the fluctuation of the currency in which Blue Spa operates and the U.S. dollar.  Blue Spa accounts for certain assets and liabilities at fair value.

Concentration of Credit Risk

Blue Spa places its cash and cash equivalents with a high credit quality financial institution.  Blue Spa maintains United States Dollars at a bank in the Switzerland that are not insured.  Blue Spa minimizes its credit risks associated with cash by periodically evaluating the credit quality of its primary financial institution.

Foreign Currency Translation

Blue Spa is located and operating outside of the United States of America.  The functional currency of Blue Spa is the U.S. Dollar.  At the transaction date, each asset, liability, revenue and expense is translated into U.S. dollars by the use of the exchange rate in effect at that date.  At the period end, monetary assets and liabilities are re-measured by using the exchange rate in effect at that date.  The resulting foreign exchange gains and losses are included in operations.

Research and Development Costs

Research and development costs will be expensed as incurred.

Forward-looking Statements

This registration statement contains forward-looking statements within the meaning of the federal securities laws that involve risks and uncertainties.  Statements that are not historical facts, including statements about management’s beliefs and expectations, are forward-looking statements.  Forward-looking statements include statements preceded by, followed by, or that include the words “may,” “could,” “would,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project,” “intend,” or similar expressions.  These statements include, among others, statements regarding Blue Spa’s current expectations, estimates and projections about future events and financial trends affecting the financial condition and operations of its business.  Forward-looking statements are only predictions and not guarantees of performance and speak only as of the date they are made.  Blue Spa undertakes no obligation to update any forward-looking statement in light of new information or future events.

Although management believes that the expectations, estimates and projections reflected in the forward-looking statements are based on reasonable assumptions when they are made, Blue Spa can give no assurance that these expectations, estimates and projections can be achieved.  Management believes the forward-looking statements in this registration statement are reasonable; however, you should not place undue reliance on any forward-looking statement, as they are based on current expectations.  Future events and actual results may differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results to differ materially from Blue Spa’s expectations include, but are not limited to:

•	the number of products and the quality of those products that Blue Spa is able to successfully produce and market,
•	changes in federal or state laws and regulations to which Blue Spa is subject, including tax, environmental, and employment laws and regulations,
•	conditions of the capital markets that Blue Spa utilizes to access capital,
•	the ability to raise capital in a cost-effective way,
•	the effect of changes in accounting policies, if any,
•	the ability of Blue Spa to manage its growth,

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•	the ability to control costs,
•	Blue Spa’s ability to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002,
•	Blue Spa’s ability to obtain governmental and regulatory approval of various expansion or other projects,
•	changes in general economic conditions in the United States and in the rest of the world and changes in the industries in which Blue Spa conducts its business, and
•	the costs and effects of legal and administrative claims and proceedings against Blue Spa,

For a more detailed discussion of these and other risks that may impact Blue Spa’s business, see “Risk Factors” beginning on page 7.

Changes In and Disagreements With Accountants
on Accounting and Financial Disclosure

Since inception on September 4, 2009, there were no disagreements with Blue Spa’s principal accountants on any matter of accounting principle or practices, financial statement disclosure or auditing scope or procedure.  In addition, there were no reportable events as described in Item 304 of Regulation S-K that occurred within Blue Spa’s two most recent fiscal years and the subsequent interim periods.

Directors, Executive Officers, Promoters and Control Persons

The sole Director and Officer currently serving Blue Spa is as follows:

Name	Age	Positions Held and Tenure
Law Yau Yau	27	President, CEO, Treasurer, CFO, Corporate Secretary, and Director since September 4, 2009

The sole Director named above will serve until the next annual meeting of the stockholders.  Thereafter, directors will be elected for one-year terms at the annual stockholders’ meeting.  Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated.

Biographical information

Law Yau Yau

Mr. Yau Yau has acted as Blue Spa’s sole Director and Officer since its inception on September 4, 2009.  Since January 2005 Mr. Yau Yau has also been a Quality Control Manager for Shenzhen Linfeng Electronics Co Ltd, in the Shenzhen, Province of China.

Conflicts of Interest

Though Mr. Yau Yau does not work with any other wholesale or retail companies other than Blue Spa, he may in the future.  Blue Spa does not have any written procedures in place to address conflicts of interest that may arise between its business and the future business activities of Mr. Yau Yau.

Audit Committee Financial Expert

Blue Spa does not have a financial expert serving on an audit committee.  Blue Spa does not have a separately-designated standing ~~an~~ audit committee because it is a start-up development company and has no revenue.   Rather, Blue Spa’s board of directors perform the required functions of an audit committee.  Blue Spa’s board of directors is responsible for: (1) selection and oversight of Blue Spa’s independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; (3) establishing procedures for the confidential, anonymous submission by Blue Spa’s employees of concerns regarding accounting and auditing matters; (4) engaging outside advisors; and, (5) funding for the outside auditory and any outside advisors engagement by the audit committee.

Significant Employees and Consultants

Blue Spa has no significant employees other than Mr. Yau Yau who is Blue Spa’s sole director and officer.  Mr. Yau Yau will devote approximately 10 hours per week or 20% of his working time to Blue Spa’s business .

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Family Relationships

There are no family relationships among the directors, executive officers or persons nominated or chosen by Blue Spa to become directors or executive officers.

Involvement in Certain Legal Proceedings

During the past ten years, no of the director, officer, or promoter of Blue Spa has been:

•	a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

•	convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•
subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

•
subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity, or to be associated with persons engaged in any such activity;

•
found by a court of competent jurisdiction in a civil action or by the SEC to have violated any Federal or State securities law, and the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended, or vacated;

•
found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

•
the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

▪	any Federal or State securities or commodities law or regulation; or
▪
any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

▪	any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•
the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization, any registered entity, or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Executive Compensation

Compensation Discussion and Analysis

Blue Spa does not have any compensation policies currently in place nor a compensation committee.

Since the end of Blue Spa’s last fiscal year end, no actions have been taken regarding executive compensation.

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Summary Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to Blue Spa’s Officer for all services rendered in all capacities to Blue Spa for the fiscal periods indicated.

Name and principal position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan ($) (g)	Non-qualified Deferred Compen- sation Earnings ($) (h)	All other compen-sation ($) (i)	Total ($) (j)
Law Yau Yau CEO & CFO Sep 2009 - present	2010 2009 2008	nil n/a n/a	nil n/a n/a	nil n/a n/a	nil n/a n/a	nil n/a n/a	nil n/a n/a	nil nil nil	nil nil nil

Blue Spa’s director has not received any monetary compensation as a director since Blue Spa’s inception to the date of this prospectus. Blue Spa currently does not pay any compensation to its director serving on its board of directors

Stock Option Grants

Blue Spa has not granted any stock options to the executive officer since its inception on September 4, 2009.

Employment Agreements

Currently, Blue Spa does not have an employment agreement with Law Yau Yau.  However, Blue Spa reimburses Mr. Yau Yau for all reasonable expenses incurred by Mr. Yau Yau while acting as the sole director and officer of Blue Spa.

There are no other agreements between Blue Spa and any named executive officer, and there are no employment agreements or other compensating plans or arrangements with regard to any named executive officer that provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of Blue Spa or from a change in a named executive officer’s responsibilities following a change in control.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of the date of this prospectus, the number of shares of common stock owned of record and beneficially by executive officers, directors, and persons who hold 5% or more of the outstanding common stock of Blue Spa.

Title of Class	Name and Address of Beneficial Owner	Number of Shares Owned Beneficially	Percent of Class Owned Prior To This Offering (1)
common shares	Law Yau Yau 14 Hau, Zhan Nan Lo Wu Chang Chu Wu Han Ze, China	4,000,000	57.1%
common shares	All executive officers and directors as a group	4,000,000	57.1%
(1)	The percent of class is based on 7,000,000 shares of common stock outstanding as of December 15 ~~September 10~~ , 2010.

Each person listed above has full voting and investment power with respect to the common shares indicated.  Under the rules of the SEC, a person (or a group of persons) is deemed to be a “beneficial owner” of a security if he or she, directly or indirectly, has or shares power to vote or to direct the voting of such security.  Accordingly, more than one person may be deemed to be a beneficial owner of the same security.  A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as options or warrants to purchase Blue Spa’s common shares.

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Changes in Control

Blue Spa is not aware of any arrangement that may result in a change in control of the Company.

Transactions with Related Persons, Promoters and
Certain Control Persons

(a)           Transactions with Related Persons

During Blue Spa’s last three fiscal years, no director, executive officer, security holder, nor any immediate family of such director, executive officer, nor security holder owning 5% or more has had any direct or indirect material interest in any transaction or currently proposed transaction, which Blue Spa was or is to be a participant, that exceeded the lesser of (1) $120,000 or (2) one percent of the average of Blue Spa’s total assets at year-end for the last two completed fiscal years

(b)           Review, approval or ratification of transactions with related persons

Currently Blue Spa does not have any policies and procedures for the review, approval, or ratification of transactions with related persons.

(c)           Promoters and certain control persons

Since inception of Blue Spa on September 4, 2009, Law Yau Yau has been the only promoter of Blue Spa’s business, but Mr. Yau Yau has not received anything of value from Blue Spa nor is any person entitled to receive anything of value from Blue Spa for services provided as a promoter of the business of Blue Spa.

(d)           Director independence

Blue Spa’s board of directors currently solely consists of Law Yau Yau.  Pursuant to Item 407(a) of Regulation S-K of the Securities Act, Blue Spa’s board of directors has adopted the definition of “independent director” as set forth in Rule 4200(a)(15) of the NASDAQ Manual.  In summary, an “independent director” means a person other than an executive officer or employee of Blue Spa or any other individual having a relationship which, in the opinion of Blue Spa’s board of directors, would interfere with the exercise of independent judgement in carrying out the responsibilities of a director, and includes any director who accepted any compensation from Blue Spa in excess of $200,000 during any period of 12 consecutive months with the three past fiscal years.  Also, the ownership of Blue Spa’s stock will not preclude a director from being independent.

In applying this definition, Blue Spa’s board of directors has determined that Mr. Yau Yau does not qualify as an “independent director” pursuant to the same Rule.

As of the date of the prospectus, Blue Spa did not maintain a separately designated compensation or nominating committee.
Blue Spa has also adopted this definition for the independence of the members of its audit committee.  Law Yau Yau is the sole member of Blue Spa’s audit committee as a result of being the sole director .  Blue Spa’s board of directors has determined that Mr. Yau Yau is not “independent” for purposes of Rule 4200(a)(15) of the NASDAQ Manual, applicable to audit, compensation and nominating committee members, and is not “independent” for purposes of Section 10A(m)(3) of the Securities Exchange Act.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Blue Spa pursuant to provisions of the State of Nevada, Blue Spa has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

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Dealer Prospectus Delivery Obligation

Until [180 days from the effective date of this prospectus], all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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Part II - Information Not Required In Prospectus

Other Expenses of Issuance and Distribution

The estimated costs of this offering are as follows:

SEC Registration Fee	$ 100
Legal Fees and Expenses	5,000
Accounting Fees and Expenses	600
Auditor Fees and Expenses	10,000
Electronic Filing Fees	2,000
Printing Costs	500
Courier Costs	500
Transfer Agent Fees	3,000
Total	$21,700

All amounts are estimates. Blue Spa is paying all expenses listed above.  None of the above expenses of issuance and distribution will be borne by the selling shareholders.  The selling shareholders, however, will pay any other expenses incurred in selling their common stock, including any brokerage commissions or costs of sale.

Indemnification of Directors and Officers

As permitted by Nevada law, Blue Spa’s Articles of Incorporation provide that it will indemnify Blue Spa’s directors and officers against expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been directors or officers of Blue Spa, unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct.

Exclusion of Liabilities

Pursuant to the laws of the State of Nevada, Blue Spa’s Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of Section 7-106-401 of the Nevada Business Corporation Act, or any transaction from which a director receives an improper personal benefit.  This exclusion of liability does not limit any right, which a director may have to be indemnified, and does not affect any director’s liability under federal or applicable state securities laws.

Disclosure of Commission position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Blue Spa pursuant to provisions of the State of Nevada, Blue Spa has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Recent Sales of Unregistered Securities

As of September 4, 2009 Blue Spa has sold 7 million shares of unregistered securities. All of these 7 million shares were acquired from Blue Spa in private placements that were exempt from registration under Regulation S of the Securities Act of 1933 and were sold to non-US residents.

The shares include the following:

1.	On September 14, 2009, Blue Spa issued 4,000,000 shares of common stock at a price of $0.0005 per share for cash proceeds of $2,000 to its President; and

2.	On January 29, 2010, Blue Spa issued 3,000,000 shares of common stock to 30 non-affiliate International resident at a price of $0.005 per share for cash proceeds of $15,000.

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With respect the above offerings to International residents, Blue Spa completed the offerings of the common stock pursuant to Rule 903 of Regulation S of the Securities Act on the basis that the sale of the common stock was completed in an “offshore transaction”, as defined in Rule 902(h) of Regulation S.  Blue Spa did not engage in any directed selling efforts, as defined in Regulation S, in the United States in connection with the sale of the shares.  Each investor represented to Blue Spa that the investor was not a U.S. person, as defined in Regulation S, and was not acquiring the shares for the account or benefit of a U.S. person.  The subscription agreement executed between Blue Spa and the investor included statements that the securities had not been registered pursuant to the Securities Act and that the securities may not be offered or sold in the United States unless the securities are registered under the Securities Act or pursuant to an exemption from the Securities Act.  The investor agreed by execution of the subscription agreement for the common stock: (i) to resell the securities purchased only in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act or pursuant to an exemption from registration under the Securities Act; (ii) that Blue Spa is required to refuse to register any sale of the securities purchased unless the transfer is in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act or pursuant to an exemption from registration under the Securities Act; and (iii) not to engage in hedging transactions with regards to the securities purchased unless in compliance with the Securities Act.  When issued all securities will be endorsed with a restrictive legend confirming that the securities had been issued pursuant to Regulation S of the Securities Act and cannot be resold without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

Each investor was given adequate access to sufficient information about Blue Spa to make an informed investment decision.  None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved.  No registration rights were granted to any of the investors.

Exhibits

Exhibit Number	Description
3.1	Articles of Incorporation of Blue Spa Incorporated.
3.2	By-Laws of Blue Spa Incorporated , filed as an Exhibit to Blue Spa Incorporated’s Form S-1 (Registration Statement) filed on September 13, 2010 and incorporated herein by reference .
3.3	Certificate of Amendment of Blue Spa Incorporated.
5.1	Opinion of Richard C. Fox, regarding the legality of the securities being registered.
14	Code of Ethics, filed as an Exhibit to Blue Spa Incorporated’s Form S-1 (Registration Statement) filed on September 13, 2010 and incorporated herein by reference .
23.1	Consent of Independent Auditor.
23.2	Consent of Richard C. Fox.

Undertakings

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

a)	include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

b)
reflect in Blue Spa’s prospectus any facts or events arising after the effective date of this registration statement, or most recent post-effective amendment, which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement.  Notwithstanding the foregoing, any increase or decrease if the securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

c)
include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

2.
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

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4.
For determining liability of the undersigned registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

a.	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

b.	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

c.
the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

d.	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

~~5.~~ 4.
That each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 340A, will be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is a part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under that Securities Act may be permitted to Blue Spa’s directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by Blue Spa of expenses incurred or paid by one of its directors, officers or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of Blue Spa’s directors, officers or controlling persons in connection with the securities being registered, Blue Spa will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against the public policy as expressed in the Securities Act, and a will be governed by the final adjudication of such issue

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Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto, duly authorized in the City of Chengdu, China on   December 15 ~~September 10~~ , 2010.

Blue Spa Incorporated

By:
/s/ Law Yau Yau

Law Yau Yau
Director, Chief Executive Officer, President, and Principal Executive Officer

Pursuant to the requirements of Securities Act of 1933, this registration statement was signed by the following persons in the capacities and the dates stated:

/s/ Law Yau Yau

Law Yau Yau
Director, Chief Executive Officer, President, and Principal Executive Officer
December 15 ~~September 10~~

/s/ Law Yau Yau

Law Yau Yau
Chief Financial Officer, Principal Financial Officer, and Principal Accounting Officer
December 15 ~~September 10~~

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Exhibit 3.1

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Exhibit 3.3

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Exhibit 5.1

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FOX LAW OFFICES, P.A.
c/o 131 COURT STREET, #11
EXETER, NEW HAMPSHIRE, 03833
Telephone:  (603) 778-9910
Facsimile:  (603) 778-9911

November 18, 2010

Blue Spa Incorporated
26/F Building A, Times Plaza
2 Zongfu Road
Chengdu 610016
China

Re:  Blue Spa Incorporated
Status of Shares being Registered on Form S-1

Gentlemen:

We have acted as special securities counsel to Blue Spa Incorporated (the “Company”), a Nevada corporation, in connection with the filing of a registration statement, as amended, on Form S-1 (the “Registration Statement”) covering the resale by selling stockholders of up to 3,000,000 shares of the Company’s common stock (the “Registered Shares”), as further described in the Registration Statement.

In connection with this opinion, we have examined the following:

1.         The Company’s Articles of Incorporation;
2.         The Company’s Articles of Amendment;
3.         The Company’s By-Laws;
4.         Resolutions of the Board of Directors of the Company pertaining to the Registered Shares;
5.         The Registration Statement, including the constituent Prospectus; and
6.         Financial records relating to the original issuance of the Registered Shares.

In addition, we have examined such other documents and made such oral inquiries as we have deemed necessary or appropriate for the opinions herein.

We have assumed that the signatures on all documents examined by us are genuine, that all copies or facsimiles or documents submitted to us are true and correct copies of the originals and conform to the originals, and that the book entries in the financial records are accurate, which assumptions have not been independently verified .

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Blue Spa Incorporated
November 18, 2010

We are familiar with the General Corporation Law of the State of Nevada, the applicable provisions of the Nevada Constitution and reported judicial decisions interpreting these laws, and we have made such inquiries with respect thereto as we consider necessary to render this opinion with respect to a Nevada corporation.  This opinion letter is opining upon, and is limited to, the current federal laws of the United States and, as set forth above, Nevada law, including the statutory provisions, all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting those laws, as such laws presently exist and to the facts as they presently exist.  We express no opinion with respect to the effect or applicability of the laws of any other jurisdiction.  We assume no obligation to revise or supplement this opinion letter should the laws or such jurisdiction be changed after the date hereof by legislative action, judicial decision or otherwise.

Based upon the foregoing and such legal authorities as have deemed relevant, and subject to the qualifications and assumptions set forth above, we are of the opinion that the Registered Shares to the which the Registration Statement and constituent Prospectus relate, have been duly and validly authorized and issued, and are fully paid and non-assessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and the amendment thereto.

Yours truly,
FOX LAW OFFICES, P.A.

/s/ Richard C. Fox

By:  Richard C. Fox, Esq.

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Exhibit 23.1

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Consent of Independent Registered Public Accounting Firm
Permitting Blue SPA Incorporated to Use and Attach our Audit Report in any filings required by the SEC

We hereby consent to your disclosure of our audit report dated August 16, 2010 on the financial statements of Blue SPA Incorporated as of and for the period ended May 31, 2010 in the registration document of Blue SPA Incorporated on Form S-1/a Amendment #1.

For the purpose of the aforesaid Registration Statement, we also consent to the reference of our firm as “Experts” under the “Experts” caption, which, insofar as applicable to our firm means accounting experts.

/s/ Dominic K. F. Chan & Co.
HONG KONG
December 13, 2010                                                                                Dominic K. F. Chan & Co.
Certified Public Accountants

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Exhibit 23.2

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Please see Exhibit 5.1 for the consent for the legal opinion provided by Richard C. Fox, which is contained in the last paragraph of the legal opinion.

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